Filed Pursuant to Rule 253(g)(2)

File No. 024-12096

As filed with the Securities and Exchange Commission on February 28, 2023

HERE COLLECTION LLC

(A DELAWARE SERIES LIMITED LIABILITY COMPANY)

1111 Brickell Ave, 10th Floor

Miami, FL 33131

www.here.co

		Price to Public	Underwriting Discounts and Commissions (1)	Proceeds to Issuer (2)	Proceeds to Other Persons
Series #16 Interests	Per Unit	$1.00	$0.01	$0.99	N/A
	Total	$694,949	$6,949	$688,000	N/A

Series #17 Interests	Per Unit	$1.00	$0.01	$0.99	N/A
	Total	$879,343	$8,793	$870,550	N/A

(1)

The company has engaged Dalmore Group, LLC, member FINRA/SIPC (“Dalmore”), to perform administrative and compliance related functions in connection with this offering, but not for underwriting or placement agent services. This includes the 1% commission but it does not include a one-time advance expense allowance fee of $5,000 and consulting fees of $10,000 payable by the company to Dalmore. See “Plan of Distribution” for details. The company intends to distribute this offering (and all other offerings of Series Interests in any Series of the company) principally through Here Collection LLC as described in greater detail under “Plan of Distribution.”

(2)

Here will initially be responsible for all offering expenses and will be reimbursed by each Series through the proceeds of each Series’ offering for offering expenses actually incurred in an amount up to 6% of gross offering proceeds.  Here will be responsible for all offering expenses in excess of such amount. The company anticipates incurring approximately $80,000 of offering expenses (not including commissions or state filing fees) in connection with this offering.

The minimum subscription per investor is 250 Series Interests ($250).

This offering will terminate at the earlier of (i) the date at which all of the Series Interests have been sold, (ii) the date on which the offering is earlier terminated by the company, in our Managing Member’s sole discretion or (iii) the date that is one year from the date the offering of Series Interests for a Series was initially qualified by the United States Securities and Exchange Commission (the “Commission” or “SEC”). This is a best efforts “part or none” offering.  If we are unable to raise an amount equal to the Required Offering Proceeds as described in “Use of Proceeds”, all subscriptions will be returned to investors without interest promptly, and in any case no later than within 10 days of the termination of the offering.  At least every 12 months after this offering has been qualified by the SEC the company will file a post-qualification amendment to include the company’s recent financial statements. In addition, the company intends to periodically file a post-qualification amendment to include additional Series Interests to this offering.  The company has engaged SouthState Bank, N.A. as an escrow agent (the “Escrow Agent”) to hold funds tendered by investors.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OR GIVE ITS APPROVAL OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION.

GENERALLY NO SALE MAY BE MADE TO YOU IN THIS OFFERING IF THE AGGREGATE PURCHASE PRICE YOU PAY IS MORE THAN 10% OF THE GREATER OF YOUR ANNUAL INCOME OR NET WORTH. DIFFERENT RULES APPLY TO ACCREDITED INVESTORS AND NON-NATURAL PERSONS. BEFORE MAKING ANY REPRESENTATION THAT YOUR INVESTMENT DOES NOT EXCEED APPLICABLE THRESHOLDS, THE COMPANY ENCOURAGES YOU TO REVIEW RULE 251(d)(2)(i)(C) OF REGULATION A. FOR GENERAL INFORMATION ON INVESTING, THE COMPANY ENCOURAGES YOU TO REFER TO www.investor.gov.

This offering is inherently risky. See “Risk Factors” on page 9.

The company is following the “Offering Circular” format of disclosure under Regulation A.

In the event that the company becomes a reporting company under the Securities Exchange Act of 1934, the company intends to take advantage of the provisions that relate to “Emerging Growth Companies” under the JOBS Act of 2012. See “Ongoing Reporting and Supplements to This Offering Circular — Implications of Being an Emerging Growth Company.”

The date of this Offering Circular is February 27, 2023.

In the offering statement (“Offering Statement”) of which this offering circular (“Offering Circular”) forms a part, the terms “Here Collection LLC” “Here Collection,” “we,” “us, “our,” the “company” and similar terms refer to Here Collection LLC (formerly Here 001 LLC), a Delaware series limited liability company; “Here” refers to the company’s parent Here Investments Inc., together with its consolidated subsidiaries unless the context indicates otherwise; “Here PM” refers to Here PM LLC, a subsidiary of Here and the Property Manager for the properties held or to be held by a Series; and “Here Acquisition” refers to Here Acquisition LLC, a subsidiary of Here and the potential seller of property to be held by a Series to the extent set forth in this Offering Circular.

THIS OFFERING CIRCULAR MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE MANAGING MEMBER. WHEN USED IN THE OFFERING MATERIALS, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT THE MANAGING MEMBER’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

Market and Other Industry Data

This Offering Circular includes market and other industry data and estimates that are based on the Managing Member’s knowledge and experience in the markets in which we operate. The sources of such data generally state that the information they provide has been obtained from sources they believe to be reliable, but we have not investigated or verified the accuracy and completeness of such information. Our own estimates are based on information obtained from our and our affiliates’ experience in the markets in which we operate and from other contacts in these markets. We are responsible for all of the disclosure in this Offering Circular, and we believe our estimates to be accurate as of the date of this Offering Circular or such other date stated in this Offering Circular. However, this information may prove to be inaccurate because of the method by which we obtained some of the data for the estimates or because this information cannot always be verified with complete certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties. As a result, you should be aware that market and other industry data included in this Offering Circular, and estimates and beliefs based on that data, may not be reliable.

i

SERIES OFFERING TABLE

The table below shows key information related to the offering of the company’s Series as of the date of this Offering Circular. Please also refer to “The Company’s Business – Property Overview” and “Use of Proceeds” for further details.

Series Name	Underlying Asset(s)	Offering Price per Series Interest	Offering Size(1)	Subscribed Series Interests	Initial Qualification Date(2)	Open Date(3)	Closing Date	Status

Series #16		$1.00	$694,949	694,949	1/24/2023	1/25/2023	2/22/2023	Closed
Series #17		$1.00	$879,343	879,343	2/27/2023	2/28/2023		Open

(1)	This is a best-efforts, “part or none” offering. Note, however, that the Managing Member may acquire up to a maximum of 51% of the Series Interests of a Series at closing. See “Plan of Distribution.”
(2)	The date on which the offering was initially qualified by the Commission.
(3)	The date on which offers and sales for such offering commenced.

SUMMARY

This summary highlights information contained elsewhere and does not contain all of the information that you should consider in making your investment decision. Before investing in the company’s Series Interests, you should carefully read this entire Offering Circular, including the company’s financial statements and related notes. You should also consider, among other information, the matters described under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

The Company

Here Collection LLC, a Delaware series limited liability company was formed on June 15, 2021 as a wholly owned subsidiary of Here Investments Inc., a Delaware corporation. Here Collection is an investment vehicle that intends to enable investors to own fractional ownership of a specific vacation rental property. This lowers the cost-of-entry and minimizes the time commitment for real estate investing. An investment in the company entitles the investor to the potential economic benefits normally associated with direct property ownership, while requiring no investor involvement in asset or property management. We intend to treat each Series as a separate entity for U.S. federal income tax purposes. In addition, we intend that each Series will be treated as a corporation for U.S. federal income tax purposes.

The company intends to continue to establish separate Series for the holding of vacation rental properties to be acquired by the company. Notably, the debts, liabilities and obligations incurred, contracted for or otherwise existing with respect to a particular Series of the company will be enforceable against the assets of the applicable Series only, and not against the assets of the company. In addition, Here Collection will manage all Underlying Assets (as defined below) related to the various Series including the sales of property, property vacation bookings, maintenance and insurance.

It is not anticipated that any Series would own any assets other than its respective real estate property and associated assets, the reason for which the applicable Series was created (the “Underlying Asset(s)”), plus cash reserves for maintenance, storage, insurance and other expenses pertaining to such Underlying Assets and amounts earned by each Series from the monetization of the Underlying Assets. It is intended that owners of a Series Interest in a Series will only have assets, liabilities, profits and losses pertaining to the specific Underlying Assets owned by that Series, which would include the allocated portion of shared fees, costs and expenses that our Managing Member has allocated to such Series as discussed under “The Company’s Business – Allocations of Expenses.”

For example, an investor who acquires Series Interests in Series #17 will only have assets, liabilities, profits and losses pertaining to the Underlying Assets of Series #17, which is the property located at 73 W Lake Ct, Sunrise Beach, MO 65079.

Here PM, a subsidiary of Here, will serve as the property manager responsible for managing each Series’ Underlying Assets (the “Property Manager”) as described in the Property Management Agreements between Here PM and the respective Series.

Here will serve as the managing member (the “Managing Member”) responsible for the day-to-day management of the company and each Series. Each Series may purchase the property from a third party or from Here or its subsidiary.

Recent Developments

As of the date of this Offering Circular, the company has qualified (or has pending qualifications, including the Series offered in this Offering Circular) under Regulation A of the offerings of 13 Series and such Series have raised aggregate offering proceeds of $7,935,759 and acquired 11 properties. See “The Company’s Property” below for a description of those properties owned as of the date of this Offering Circular by the company through its Series.

Our Series LLC Structure

Each property that we acquire will be owned by a separate series of our company that we will establish to acquire that property. As a Delaware series limited liability company, the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular series are segregated and enforceable only against the assets of such series, as provided under Delaware law. This would include contractual obligations under the Property Management Agreement that each Series will enter into with respect to the management of the specific property. This would also include the portion of any shared fees, costs or expenses that have been allocated to each Series, as discussed below and under “The Company’s Business – Allocations of Expenses.”

For ease of understanding the company’s business structure, we have included the organizational chart below:

We source properties from public listings of properties for sale in geographic areas that we determine have desirable characteristics for short-term rentals, considering factors such as the general type and configuration of existing vacation rentals, the demand for vacation rentals, median occupancy rates and growth trends in the number of active rentals.

Once Here identifies a property and agrees to a price with the sellers, it or one of its controlled affiliates will enter into a purchase agreement for the property. Generally, Here expects to assign the contract to the relevant Series for the purchase of a specific residential property directly by a Series. However, there may be circumstances or timing considerations that result in Here or one of its wholly owned subsidiaries acquiring the property directly from the third party seller for further sale to a Series once sufficient funding has been obtained.

In cases where a Series purchases the property directly from a third party Seller, it would use the proceeds of the offering for that Series to purchase the property and may finance a portion of the purchase price with a mortgage or other third party financing. If the purchase agreement for the property does not include a financing condition or the financing contingency has expired and the closing for the property occurs prior to sufficient offering proceeds being received to have a closing of the offering, Here or an affiliate may provide a loan to a Series, upon the terms described under “The Company’s Business – Intended Business Process” below, to finance all or part of the purchase price of the property. Such loan would be repaid to Here by the applicable Series with the proceeds of its offering.

If Here or one of its affiliates purchases the property directly, then, after the relevant Series has obtained sufficient offering proceeds to close the offering and/or financing, that Series would purchase the property for an amount equal to the original purchase price (including closing costs) plus holding costs, renovation costs and furnishing expenses actually incurred by Here prior to the sale to a Series.

Distributions

We intend, but are not obligated to, distribute 100% of the Free Cash Flows of a Series, after reimbursing Here PM, as Property Manager, for expenses incurred on behalf of such Series, plus accrued interest, and creating such reserves as the Managing Member deems necessary. A Series’ net income, and therefore, its Free Cash Flows, will be reduced by the expenses of that Series, including the following fees paid to our Managing Member and its affiliates, which are described in more detail below:

●	Property Management Fee

●	Asset Management Fee

●	Service Fee

We and Here determined these fees internally without any independent assessment of comparable market fees. As a result, they may be higher than those available from unaffiliated third parties. After payment of all of the above fees, all other cash expenses and capital expenditures by a Series, it may not generate sufficient revenue to produce any Free Cash Flows or make distribution to investors.

Please see below and “Series Interests Being Offered – Distributions” for a more detailed discussion of the calculation of distributions to investors and the compensation paid to our Managing Member and its affiliates, as well as the defined terms used above.

Compensation Paid to our Managing Member and its Affiliates

Compensation from Series

Each Series will pay the following fees:

Here Service Fee: A portion of the proceeds will be paid to our Managing Member as a service fee, which is set forth in the Series Designation for each Series and discussed under “Use of Proceeds” below. The service fee represents a fee payable in connection with the search and negotiation of the property purchase and coordination of the work needed to prepare the property for rental. Our Managing Member determines this fee for each Series and sets the amount between 10-20% of the contractual purchase price of the relevant property acquired by a Series plus 10-20% of the anticipated costs of repairs and furnishings (but not capital expenditures) required to prepare the property for listing and rent. Please see “Use of Proceeds” for the service fee applicable to each specific Series.

Asset Management Fees: On a quarterly basis beginning on the first quarter end date following the initial closing date of the issuance of Series Interests, each Series will pay the Managing Member an asset management fee, payable quarterly in arrears, equal to 0.25% (1% annualized) of Asset Value as of the last day of the immediately preceding quarter. “Asset Value” at any date means the fair market value of assets in each Series representing the purchase price that a willing buyer having all relevant knowledge would pay a willing seller for such assets in an arm’s length transaction, determined by the Managing Member in its sole discretion. We intend, but are not obligated to, obtain a third party valuation of the assets of each Series to determine “Asset Value”.

Property Management Fees: Pursuant to a property management agreement with the Property Manager, each Series will pay a monthly property management fee to the Property Manager, a controlled affiliate of our Managing Member, equal to a percentage (as specified in the relevant Property Management Agreement) of the Gross Receipts received by a Series during the immediately preceding month. We and Here generally seek to set these fees to be comparable to prevailing market rates for the management of vacation rental properties in the relevant geographic area. These fees are expected to range from 25% to 40% of the Gross Receipts of a Series. We have entered into separate property management agreements with each Series. Please see “Use of Proceeds” for the property management fee applicable to each specific Series.

“Gross Receipts” means (i) receipts from the short-term or long-term rental of the Underlying Assets; (ii) receipts from rental escalations, late charges and/or cancellation fees (iii) receipts from tenants for reimbursable operating expenses; (iv) receipts from concessions granted or goods or services provided in connection with the Underlying Assets or to the tenants or prospective tenants; (v) other miscellaneous operating receipts; and (vi) proceeds from rent or business interruption insurance, excluding (A) tenants’ security or damage deposits until the same are forfeited by the person making such deposits; (B) property damage insurance proceeds; and (C) any award or payment made by any governmental authority in connection with the exercise of any right of eminent domain.  See “The Company’s Business–Property Management Agreements with Here PM”.

We and Here determined these fees internally without any independent assessment of comparable market fees. As a result, they may be higher than those available from unaffiliated third parties.

Other Compensation payable to Here

HREO, LLC, an affiliate of Here, may receive a real estate commission referral fee from property sellers.

Other Costs and Expenses; Reimbursements

Here will initially be responsible for all offering expenses and will be reimbursed by each Series through the proceeds of each Series’ offering for offering expenses actually incurred in an amount up to 6% of gross offering proceeds. In general, these costs include legal, accounting, escrow, underwriting, filing and compliance costs, as applicable, related to the offering. If not otherwise available for payment out offering proceeds, Here will also initially be responsible for each Series’ acquisition expenses and each Series will reimburse the Managing Member for such costs as well as for certain other costs.

In addition, each Series will be responsible for the costs and expenses attributable to the activities of our company related to each Series including, but not limited to:

●

fees, costs and expenses incurred in connection with the management of the Underlying Assets and preparing any reports and accounts of each Series, including, but not limited to, audits of each Series’ annual financial statements, tax filings and the circulation of reports to investors;

●	insurance premiums or expenses;
●	withholding or transfer taxes imposed on our company or a Series or any of the members;
●	governmental fees imposed on the capital of our company or a Series;
●

legal fees and costs (including settlement costs) arising in connection with any litigation or regulatory investigation instituted against our company, the series or the Property Manager in connection with the affairs of our company or a Series, or relating to legal advice directly relating to our company’s or a Series’ legal affairs;

●	fees, costs and expenses of a third-party registrar and transfer agent appointed by the manager in connection with a Series;
●	indemnification payments;
●	costs, fees, or payments related to interest or financing expenses for a Series;
●	potential HOA or association fees related to the Underlying Assets;
●	costs of any third parties engaged by the Managing member in connection with the operations of our company or a Series; and
●	any similar expenses that may be determined to be operating expenses, as determined by the Managing member in its reasonable discretion.

If any fees, costs and expenses of the company are not allocable to a specific Series, they will be borne proportionately across all of the Series (which may include future Series to be issued).  The Managing Member will allocate fees, costs and expenses acting reasonably and in accordance with its allocation policy.  See “The Company’s Business–Allocations of Expenses”.

The Offering

Securities Being Offered Currently:	We are offering Series Interests at a price per Series Interest set forth in the “Series Offering Table” above.

Future Series Offerings:

With respect to the Series offered herein and future offerings, our Managing Member may acquire Series Interests in connection with satisfying the “part or none” nature of this offering and will own a minimum of between 0.10% to 1.0% and may own a maximum of 51% of the Series Interests of each Series at closing, although such minimum and maximum thresholds may be waived or modified by our Managing Member in its sole discretion. Our Managing Member may sell these Series Interests at any time after the applicable closing.

Each Series is intended to be a separate Series of our company for purposes of assets and liabilities. See “Series Interests Being Offered” for further details. The Series Interests will be non-voting except with respect to certain matters set forth in our Amended and Restated Series Limited Liability Company Agreement dated January 28, 2022, as amended from time to time (the “Operating Agreement”) including the Series Designation applicable to each Series. The purchase of Series Interests in a Series is an investment only in that Series and not an investment in our company as a whole.

Minimum and maximum subscription:

The minimum subscription by an investor is 250 Series Interests and the maximum subscription by any investor is for Series Interests representing 19.9% of the total Series Interests of a particular Series, although such minimum and maximum thresholds may be waived or modified by our Managing Member in its sole discretion. See “Plan of Distribution” for additional information.

Use of Proceeds:

Net proceeds from the sale of Series Interests will be used to purchase the relevant Underlying Assets set forth in the “Series Offering Table” above, to pay a service fee to Here, and to create a maintenance reserve for the Underlying Assets. Our Managing Member initially bears all offering expenses, other than brokerage commissions, on behalf of each Series and such expenses will be reimbursed by each Series up to an amount equal to 6% of the gross offering proceeds of this offering. See “Use of Proceeds” for further details.

Selected Risks

The company’s business is subject to a number of risks and uncertainties, including those highlighted in the section titled “Risk Factors” immediately following this summary. These risks include, but are not limited to, the following:

●	An investment constitutes only an investment in in one or more Series and not in the company or any Underlying Assets other than the Underlying Assets held by a Series.

●

If the company’s series limited liability company structure is not respected, then investors may have to share any liabilities of the company with all investors and not just those who hold the same Series Interests as them.

●	We and Here determined the amount of fees paid to Here and its affiliates internally without any independent assessment of comparable market fees.

●	Each Series will rely on its Property Manager, Here PM, to manage its property.

●

If we fail to manage our growth, we may not have access sufficient personnel and other resources to operate our business and our results, financial condition and ability to make distributions to investors may suffer.

●	If Here fails to attract and retain its key personnel, the company may not be able to achieve its anticipated level of growth and its business could suffer.

●	There is competition for time among the various entities sharing the same management team.

●	The company has limited operating history for investors to evaluate.

●	Possible changes in tax laws may have an adverse effect on an investment in the Series Interests.

●	The company’s Managing Member can determine in its sole discretion whether to suspend the redemption provision of the company’s Operating Agreement.

●	The company’s consolidated financial statements include a going concern opinion.

●	If a Series does not successfully dispose of real estate assets, you may have to hold your investment for an indefinite period.

●	Competition with other parties for real estate investments may reduce the company’s ability to offer additional Series.

●	The company may not be able to generate sufficient funds to achieve its business objectives.

●	The Managing Member has full discretion as to the use of proceeds from the offering.

●	There is currently no trading market for the Series Interests.

●	The redemption plan offered by each Series is limited and may be amended, suspended or terminated by the Managing Member at any time.

●	The purchase prices for the Series Interests have been arbitrarily determined.

●	Each Series’ real estate and real estate-related assets will be subject to the risks typically associated with real estate.

●

We face possible risks associated with natural disasters and the physical effects of climate change, which may include more frequent or severe storms, hurricanes, flooding, rising sea levels, shortages of water, droughts and wildfires, any of which could have a material adverse effect on our business, results of operations, and financial condition.

●	The performance of any real estate asset is likely to fluctuate significantly due to seasonality.

●	The underlying value and performance of any real estate asset will fluctuate with general and local economic conditions.

●	Investor subscription payments are irrevocable and will be held in escrow pending the closing and/or acceptance of an investor’s subscription but will not earn interest if returned to the investor.
●	The market in which each Series participates is competitive and, if it does not compete effectively, its operating results could be harmed.

●	Each Series will be dependent on the vacation rental platforms through which it lists its properties.

●	A vacation rental property could be difficult to sell, which could diminish the return on the Underlying Assets.

●	The Managing Member may decide to sell property which could conflict with an investor’s interests.

●

A decline in general economic conditions in the markets in which the Underlying Assets are located or in the United States generally could lead to a decrease in bookings, cancellations and lower rental rates in those markets.

●	Lawsuits may arise between a Series and its tenants resulting in lower cash distributions to investors.

●	Costs imposed pursuant to governmental laws and regulations may reduce a Series’ net income and the cash available for distributions to its investors.

●

The costs of defending against claims of environmental liability, of complying with environmental regulatory requirements, of remediating any contaminated property or of paying personal injury or other damage claims could reduce the amounts available for distribution to the company’s investors.

●	Costs associated with complying with the Americans with Disabilities Act may decrease cash available for distributions.

●	Uninsured losses relating to real property or excessively expensive premiums for insurance coverage could reduce a Series’ cash flows and the return on investment.

●

The company’s Operating Agreement and subscription agreement (the “Subscription Agreement”) each include a forum selection provision, which could result in less favorable outcomes to the plaintiff(s) in any action against our company.

●

Investors in this offering may not be entitled to a jury trial with respect to claims arising under the Subscription Agreement or Operating Agreement, which could result in less favorable outcomes to the plaintiff(s) in any action under these Agreements.

●	A Series’ results of operations may be negatively impacted by the ongoing coronavirus pandemic.

●	Actual or threatened epidemics, pandemics, outbreaks, or other public health crises may adversely affect a Series’ business.

RISK FACTORS

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as cyber-attacks and the ability to prevent those attacks). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to our Structure, Operation and Performance

An investment in an offering constitutes only an investment in that Series and not in the company or any Underlying Assets other than those held by that Series.  A purchase of Series Interests in a Series does not constitute an investment in either the company or an Underlying Asset directly, or in any other Series Interests. This results in limited voting rights of the investor, which are solely related to a Series, and are further limited by the Operating Agreement of the company, described further herein. Investors will have limited voting rights. Thus, the Managing Member and the Property Manager retain significant control over the management of the company, each Series and the Underlying Assets.

Furthermore, because the Series Interests in a Series do not constitute an investment in the company as a whole, holders of the Series Interests in a Series are not expected to receive any economic benefit from, or be subject to the liabilities of, the assets of any other Series.  In addition, the economic interest of a holder in a Series will not be identical to owning a direct undivided interest in an Underlying Asset because, among other things, a Series will be required to pay corporate taxes before distributions are made to the holders, and the Property Manager will receive a fee in respect of its management of each Underlying Asset.

Liability of Investors between Series. The company is structured as a Delaware series limited liability company that issues separate Series Interests for specific Underlying Assets. Each Series will merely be a separate Series and not a separate legal entity. Under the Delaware Limited Liability Company Act (the “LLC Act”), if certain conditions (as set forth in Section 18-215(b) of the LLC Act) are met, the liability of investors holding Series Interests in one Series is segregated from the liability of investors holding Series Interests in another Series and the assets of one Series are not available to satisfy the liabilities of other Series.

Although this limitation of liability is recognized by the courts of Delaware, there is no guarantee that if challenged in the courts of another U.S. State or a foreign jurisdiction, such courts will uphold a similar interpretation of Delaware corporation law, and in the past certain jurisdictions have not honored such interpretation.

If the company’s series limited liability company structure is not respected, then investors may have to share any liabilities of the company with all investors and not just those who hold the same Series Interests as them and account for them separately and otherwise meet the requirements of the LLC Act, it is possible a court could conclude that the methods used did not satisfy Section 18-215(b) of the LLC Act and thus potentially expose the assets of a Series to the liabilities of another Series.  The consequence of this is that investors may have to bear higher than anticipated expenses which would adversely affect the value of their Series Interests or the likelihood of any distributions being made by a particular Series to its investors.

In addition, the company is not aware of any court case that has tested the limitations on inter-series liability provided by Section 18-215(b) in federal bankruptcy courts and it is possible that a bankruptcy court could determine that the assets of one Series should be applied to meet the liabilities of the other Series or the liabilities of the company generally where the assets of such other Series or of the company generally are insufficient to meet its liabilities.

If any fees, costs and expenses of the company are not allocable to a specific Series, they will be borne proportionately across all of the Series (which may include future Series to be issued).  Although the Managing Member will allocate fees, costs and expenses acting reasonably and in accordance with its allocation policy (see “The Company’s Business – Allocations of Expenses” section), there may be situations where it is difficult to allocate fees, costs and expenses to a specific Series and therefore, there is a risk that a Series may bear a proportion of the fees, costs and expenses for a service or product for which another Series received a disproportionately high benefit. In any event, the maximum amount of offering expenses that will be borne by a Series will be an amount equal to 6% of the gross offering proceeds of a Series.

We and Here determined the amount of fees paid to Here and its affiliates internally without any independent assessment of comparable market fees. We and Here determined internally the rate of property management fees that are set forth in the Property Management Agreement for each Series. While we and Here generally seek to set these fees to be comparable to prevailing market rates in the relevant geographic area, we have determined the fee rates without any independent assessment of comparable market fees. Similarly, we have determined the amount of the asset management fee, as set forth in the Operating Agreement, and the service fee, each to be paid to Here by the various Series, without any independent assessment of comparable market fees. As a result, these fees may be higher than those available from unaffiliated third parties.

Each Series will rely on its Property Manager, Here PM, to manage each property. Following the acquisition of any property, the property will be managed by Here PM, a subsidiary of Here. In addition, Here PM will be entitled to certain fees in exchange for its day-to-day operations of each property. Any compensation arrangements will be determined by Here sitting on both sides of the table and will not be an arm’s length transaction.

If we fail to manage our growth, we may not have access sufficient personnel and other resources to operate our business and our results, financial condition and ability to make distributions to investors may suffer. We intend to establish additional Series and acquire additional vacation rental properties in the future. As we do so, we will be increasingly reliant on the resources of Here and Here PM to manage our properties and our company. Currently, Here operates with a small staff and may need to hire additional staff. If its resources are not adequate to manage our properties effectively, our results, financial condition and ability to make distributions to investors may suffer.

If Here fails to attract and retain its key personnel, the company may not be able to achieve its anticipated level of growth and its business could suffer. The company’s future depends, in part, on Here’s ability to attract and retain key personnel. Its future also depends on the continued contributions of the executive officers and other key personnel of Here, each of whom would be difficult to replace.

In particular, Corey Ashton Walters, the Chief Executive Officer of Here, is critical to the management of the company’s business and operations and the development of its strategic direction. The loss of the services of Mr. Walters or other executive officers or key personnel of Here and the process to replace any of those key personnel would involve significant time and expense and may significantly delay or prevent the achievement of the company’s business objectives.

There is competition for time among the various entities sharing the same management team. Currently, Here is the Managing Member of Here Collection and each Series, and Here PM is the Property Manager for each Series. Here expects to create more Series in the future as additional attractive vacation rental properties are identified. It is foreseeable that at certain times the various Series will be competing for time from the management team.

The company has a limited operating history for investors to evaluate. The company and the Series were recently formed and have not generated any revenues and have no operating history upon which prospective investors may evaluate their performance. No guarantee can be given that the company or any Series will achieve their investment objectives, the value of any Underlying Assets will increase or that any Underlying Assets will be successfully monetized.

Tax laws could change. There may be future changes in tax laws resulting from legislative, administrative or judicial decisions, any of which may have adverse tax consequences to an investor’s investment in a Series. Any such change may or may not be retroactive to a time preceding its occurrence. For example, an investor’s tax rate may be considerably higher (due to a change in U.S. federal tax law) at the time an investment is sold.

The company’s Managing Member can determine in its sole discretion whether to suspend the redemption provision of the company’s Operating Agreement. Under Section 7.5 of the company’s Operating Agreement, the company is instituting a redemption plan for redeeming Series Interests, which are at set ratios. The ratios in the first 24 months after the acquisition of the relevant Series Interests would require redemption below the prices at which the Series Interests were issued. The company’s Managing Member has the sole discretion whether to suspend redemptions, which may occur in cases of limited liquidity of the company.

The company’s consolidated financial statements include a going concern opinion. Our financial statements have been prepared assuming the company will continue as a going concern. We are newly formed and have not generated revenue from operations. We will require additional capital until revenue from operations are sufficient to cover operational costs. There are no assurances that we will be able to raise capital on acceptable terms.  If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development and operations, which could harm our business, financial condition and operating results. Therefore, there is substantial doubt about the ability of the company to continue as a going concern.

If a Series does not successfully dispose of real estate assets, you may have to hold your investment for an indefinite period. The determination of whether to dispose of the Underlying Assets associated with any Series is entirely at the discretion of the Managing Member. Even if the Managing Member decides to dispose of such Underlying Assets, the company cannot guarantee that it will be able to dispose of them at a favorable price to investors.

Competition with other parties for real estate investments may reduce the company’s ability to offer additional Series. The company will compete with other entities engaged in real estate investment for the acquisition or sale of properties, including financial institutions, many of which have greater resources than the company does. Larger entities may enjoy significant competitive advantages that result from, among other things, a lower cost of capital. Such competition could make it more difficult for the company to obtain future funding, which could affect the company’s ability to offer additional Series.

Risks Related to the Offering

The company may not be able to generate sufficient funds to achieve its business objectives. We will not close the offering until we have raised the required offering proceeds set forth in the “Use of Proceeds” table below.  This amount is expected to allow us to buy the property and fund those items designated in “Use of Proceeds” as being funded by Required Offering Proceeds, but may not be sufficient to allow us to pay operating expenses or maintain adequate operating reserves. A lack of sufficient funds to pay expenses and for working capital will negatively impact the company’s ability to successfully operate the Underlying Assets.

The Managing Member has full discretion as to the use of proceeds from the offering. The company presently anticipates that the net proceeds from the offering will be used by us to purchase the Underlying Assets of each Series and as general working capital. The company reserves the right, however, to use the funds from the offering for other purposes not presently contemplated herein but which are related directly to growing its current business. As a result of the foregoing, purchasers of Series Interests hereby will be entrusting their funds to the Managing Member, upon whose judgment and discretion the investors must depend, with only limited information concerning management’s specific intentions.

There is currently no trading market for the company’s Series Interests. There is currently no public trading market for the Series Interests, and an active market may not develop or be sustained. If an active public or private trading market for the Series Interests does not develop or is not sustained, it may be difficult or impossible for you to resell your Series Interests at any price. Even if a public or private market does develop, the market price could decline below the amount you paid for your Series Interests.

The redemption plan offered by each Series is limited and may be amended, suspended or terminated by the Managing Member at any time. In its sole discretion, including to protect our operations and our non-redeemed Series Interest holders, to prevent an undue burden on our liquidity or any other reason, our Managing Member could amend, suspend or terminate a Series’ redemption plan without notice. Further, the redemption plan includes numerous restrictions that would limit your ability to sell your Series Interests. We describe these restrictions in more detail under “Series Interests Being Offered – Redemption”. Therefore, it will be difficult for you to redeem and/or sell your Series Interests promptly or at all. If you are able to sell your Series Interests, you would likely have to sell them at a substantial discount to their public offering price. Because of the illiquid nature of the Series Interests, you should purchase Series Interests only as a long-term investment and be prepared to hold them for an indefinite period of time.

The purchase prices for the Series Interests have been arbitrarily determined. The purchase price for the Series Interests has been arbitrarily determined by the company and bears no relationship to the company’s assets, book value, earnings or other generally accepted criteria of value. In determining pricing, the company considered factors such as the purchase and holding costs of the Underlying Assets, the company’s limited financial resources, the nature of its assets, estimates of its business potential, the degree of equity or control desired to be retained by Managing Member and general economic conditions.

Investor subscription payments are irrevocable and will be held in escrow pending the closing and/or acceptance of an investor’s subscription but will not earn interest if returned to the investor. The offering of Series Interests pursuant to the Offering Statement will terminate upon the earlier of (i) the date subscriptions for all of the Series Interests of a Series have been accepted, (ii) the date that is one year from the date the offering of Series Interests for a Series was initially qualified by the Commission, or (iii) any date on which our Managing Member elects to terminate this offering in its sole discretion. If the offering terminates or if any prospective investor’s subscription is rejected, all funds received from such investors will be returned without interest or deduction promptly, and in any case no later than within 10 days of the termination of the offering.

Series Interests may be purchased by the affiliates of Here or other parties with a financial interest in the offering.  Series Interests may be purchased by the affiliates of Here, or by other persons who will receive fees or other compensation or gain dependent upon the success of this offering.  Such purchases may be made at or prior to the closing of the offering and will be counted in determining whether we have raised a sufficient amount to close the offering (see “Use of Proceeds – Nature of Part or None Offering”).  Investors therefore should not expect that the sale of sufficient Series Interests to close the offering indicates that such sales have been made to investors who have no financial or other interest in the offering, or who otherwise are exercising independent investment discretion.

The sale of the Series Interests equal to the specified Required Offering Proceeds, while necessary to our business operations of the Series, is not designed as a protection to investors to indicate that their investment decision is shared by other unaffiliated investors. Because there may be substantial purchases by affiliates of Here, or other persons who will receive fees or other compensation or gain dependent upon the success of the offering, no individual investor should place any reliance on the sale of Series Interests equal to the amount of Required Offering Proceeds (see “Use of Proceeds”) as an indication of the merits of this offering. Each investor must make his or her own investment decision as to the merits of this offering.

Risks Related to the Real Estate Market

A Series’ real estate and real estate-related assets will be subject to the risks typically associated with real estate. The properties a Series acquires will be subject to the risks typically associated with the travel industry and real estate, which may be adversely affected by a number of risks, including:

●	natural disasters such as hurricanes, earthquakes and floods;

●	pandemics, such as COVID-19;

●	acts of war or terrorism, including the consequences of terrorist attacks;

●	adverse changes in national and local economic and real estate conditions;

●	an oversupply of (or a reduction in demand for) vacation rentals in the areas where particular properties are located and the attractiveness of particular properties to prospective travelers;

●	changes in governmental laws and regulations, fiscal policies and zoning ordinances and the related costs of compliance therewith and the potential for liability under applicable laws;

●	costs of remediation and liabilities associated with environmental conditions affecting properties; and

●	the potential for uninsured or underinsured property losses.

In 2020, the outbreak of the COVID-19 pandemic caused drastic reductions in travel generally as countries, and many states in the United States, imposed stay at home orders and adopted social distancing measures. Through travel has since resumed, it remains subject to restrictions, including mask mandates and restrictions on international travel that time, which could continue to dampen the level of travel both within the United States and internationally. The value of each Series is also related to its ability to generate cash flow and net income, which in turn depends on the amount of booking revenue or other income that can be generated net of expenses required to be incurred with respect to the property. Many expenditures associated with properties (such as operating expenses and capital expenditures) cannot be reduced when there is a reduction in income from the properties.

We face possible risks associated with natural disasters and the physical effects of climate change, which may include more frequent or severe storms, hurricanes, flooding, rising sea levels, shortages of water, droughts and wildfires, any of which could have a material adverse effect on our business, results of operations, and financial condition. To the extent climate change causes changes in weather patterns, our coastal destinations could experience increases in storm intensity and rising sea-levels causing damage to our properties and result in reduced bookings at these properties. Climate change may also affect our business by increasing the cost of, or making unavailable, property insurance on terms we find acceptable in areas most vulnerable to such events, increasing operating costs, including the cost of water or energy, and requiring us to expend funds to repair and protect our properties in connection with such events. Any of the foregoing could have a material adverse effect on our business, results of operations, and financial condition.

The performance of any real estate asset is likely to fluctuate significantly due to seasonality. The performance of any vacation rental property is likely to fluctuate significantly during the course of a year, reflecting periods of lower or higher demand depending on the location of the property. We may experience declines in occupancy rates and revenues during low seasons, while costs and expenses do not decline at the same rate, if at all, which could have a material adverse effect on our profitability, cash flow and ability to make distributions to investors.

The underlying value and performance of any real estate asset will fluctuate with general and local economic conditions. The successful operation of any real estate asset is significantly related to general and local economic conditions. Periods of economic slowdown or recession, significantly rising interest rates, declining employment levels, decreasing demand for vacation rentals, declining real estate values, or the public perception that any of these events may occur, can result in reductions in the underlying value of any asset and result in poor economic performance. In such cases, investors may lose the full value of their investment, or may not experience any distributions from the real estate asset.

The market in which each Series participates is competitive and, if it does not compete effectively, its operating results could be harmed. Each Series competes with many others engaged in real estate in general and vacation rental operating activities in particular, including but not limited to individuals, corporations, bank and insurance company investment accounts, real estate investment trusts, and private real estate funds. In particular, each Series intends to list its vacation rental properties through established vacation rental booking platforms, such as AirBNB and Vrbo, and a Series’ properties will compete will all other properties listed in those sites in the vicinity of that Series’ property, as well as other traditional accommodations such as hotels which may have built-in client bases and significantly greater resources and the ability to withstand economic downturns or off-peak vacancies. This market is competitive and rapidly changing. Significant increases in the number of listings for short-term vacation rentals in the geographic area where a Series’ property is located, if not met by a similar increase in demand for short-term rentals, is likely to cause downward pressure on rental rates and, potentially, impact to value of the Underlying Assets. The company expects competition to persist and intensify in the future, which could harm its ability to generate sufficient rental income from its vacation properties or acquire additional properties on terms that investors find to be reasonable.

Each Series will be dependent on the vacation rental platforms through which it lists its properties. Each Series intends to promote its vacation rental properties through vacation rental booking platforms such as AirBNB and Vrbo and will rely on these platforms to facilitate bookings, communications with renters, collection of rental amounts and taxes, and to remit those payments appropriately. If these platforms were to experience disruptions or fail to meet users expectations, our business could suffer. Furthermore, if one or more of these platforms were to cease operations or to reject our listing, we may have difficulty renting our vacation property, which could have a material adverse effect on our results, profitability and the ability to make distributions to investors.

A vacation rental property could be difficult to sell, which could diminish the return on the Underlying Assets. A vacation rental property may incur losses due to extended periods of vacancy and may suffer reduced revenues resulting in less cash available for distribution to its investors. In addition, the resale value of the Underlying Assets could be diminished if the market value of the Underlying Assets declines, due to a decrease in cash flow generated by property or decline in real estate market values. Such a reduction in the resale value of a property could also reduce the value of investors Series Interests.

The Managing Member may decide to sell property which could conflict with an investor’s interests. The Managing Member may determine when to sell any property at any time in accordance with the management rights afforded to the Managing Member. Investors will not have a say in this decision. The timing and decision to sell a property may conflict with investors personal interests, beliefs or theories regarding the real estate market. Further, it is possible the sale was not done at an optimal time. In any case, investors would not have any cause of action against the company or Managing Member for such sales.

A decline in general economic conditions in the markets in which each property is located or in the United States generally could lead to a decrease in bookings, cancellations and lower rental rates in those markets. As a result of these trends, the company may reduce revenue, potentially resulting in losses and lower resale value of properties, which may reduce your return.

Lawsuits may arise between a Series and its tenants resulting in lower cash distributions to investors. Disputes between landlords and tenants are common. These disputes may escalate into legal action from time to time. In the event a lawsuit arises between the company and a tenant it is likely that the company will see an increase in costs. Accordingly, cash distributions to investors may be affected.

Costs imposed pursuant to governmental laws and regulations may reduce a Series’ net income and the cash available for distributions to its investors. Short-term rental homes are subject to various covenants and local laws and regulatory requirements, including permitting, licensing and zoning requirements. Local regulations, including municipal or local ordinances, restrictions and restrictive covenants imposed by community developers may restrict a Series’ use of a property and may require a Series to obtain approval from local officials or community standards organizations at any time with respect to its properties, including prior to acquiring any property or when undertaking renovations of any property. Real property and the operations conducted on real property are also subject to federal, state and local laws and regulations relating to protection of the environment and human health.  A Series could be subject to liability in the form of fines, penalties or damages for noncompliance with these laws and regulations. These laws and regulations generally govern wastewater discharges, air emissions, the operation and removal of underground and above-ground storage tanks, the use, storage, treatment, transportation and disposal of solid and hazardous materials, the remediation of contamination associated with the release or disposal of solid and hazardous materials, the presence of toxic building materials and other health and safety-related concerns. Some of these laws and regulations may impose joint and several liability on the tenants, owners or operators of real property for the costs to investigate or remediate contaminated properties, regardless of fault, whether the contamination occurred prior to purchase, or whether the acts causing the contamination were legal. Activities of the company’s tenants, the condition of properties at the time the company buys them, operations in the vicinity of its properties, such as the presence of underground storage tanks, or activities of unrelated third parties may affect its properties. The presence of hazardous substances, or the failure to properly manage or remediate these substances, may hinder the company’s ability to sell, rent or pledge such property as collateral for future borrowings. Any material expenditures, fines, penalties or damages the company must pay will reduce its ability to make distributions and may reduce the value of your investment.

The costs of defending against claims of environmental liability, of complying with environmental regulatory requirements, of remediating any contaminated property or of paying personal injury or other damage claims could reduce the amounts available for distribution to the company’s investors. Under various federal, state and local environmental laws, ordinances and regulations, a current or previous real property owner or operator may be liable for the cost of removing or remediating hazardous or toxic substances on, under or in such property. These costs could be substantial. Such laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. Environmental laws also may impose liens on property or restrictions on the manner in which property may be used or businesses may be operated, and these restrictions may require substantial expenditures or prevent us booking the property. Environmental laws provide for sanctions for noncompliance and may be enforced by governmental agencies or, in certain circumstances, by private parties. Certain environmental laws and common law principles could be used to impose liability for the release of and exposure to hazardous substances, including asbestos-containing materials and lead-based paint. Third parties may seek recovery from real property owners or operators for personal injury or property damage associated with exposure to released hazardous substances and governments may seek recovery for natural resource damage. The costs of defending against claims of environmental liability, of complying with environmental regulatory requirements, of remediating any contaminated property, or of paying personal injury, property damage or natural resource damage claims could reduce or eliminate the amounts available for distribution to you.

Costs associated with complying with the Americans with Disabilities Act may decrease cash available for distributions. The Underlying Assets may be subject to the Americans with Disabilities Act of 1990, as amended, or the ADA. Under the ADA, all places of public accommodation are required to comply with federal requirements related to access and use by disabled persons. The ADA has separate compliance requirements for “public accommodations” and “commercial facilities” that generally require that buildings and services be made accessible and available to people with disabilities. The ADA’s requirements could require removal of access barriers and could result in the imposition of injunctive relief, monetary penalties or, in some cases, an award of damages. Any funds used for ADA compliance will reduce the company’s net income and the amount of cash available for distributions to investors.

Uninsured losses relating to real property or excessively expensive premiums for insurance coverage could reduce a Series’ cash flows and the return on investment. There are types of losses, generally catastrophic in nature, such as losses due to wars, acts of terrorism, earthquakes, floods, hurricanes, pollution or environmental matters, that are uninsurable or not economically insurable, or may be insured subject to limitations, such as large deductibles or co-payments. Insurance risks associated with potential acts of terrorism could sharply increase the premiums the company pays for coverage against property and casualty claims. Additionally, to the extent a Series finances the acquisition of the Underlying Assets, mortgage lenders in some cases insist that property owners purchase coverage against flooding as a condition for providing mortgage loans. Such insurance policies may not be available at reasonable costs, which could inhibit a Series’ ability to finance or refinance its properties if so required. In such instances, a Series may be required to provide other financial support, either through financial assurances or self-insurance, to cover potential losses. A Series may not have adequate coverage for such losses. If any of the properties incur a casualty loss that is not fully insured, the value of the assets will be reduced by any such uninsured loss, which may reduce the value of investor interests. In addition, other than any working capital reserve or other reserves the company may establish, a Series has no additional sources of funding to repair or reconstruct any uninsured property. Also, to the extent a Series must pay unexpectedly large amounts for insurance, it could suffer reduced earnings that would result in lower distributions to investors.

Risks Related to Forum Selection and Jury Waivers

Investors will be subject to the terms of the Subscription Agreement. As part of this investment, each investor will be required to agree to the terms of the Subscription Agreement included as Exhibit 4 to the Offering Statement of which this Offering Circular is part. The Subscription Agreement requires investors to indemnify the company for any claim of brokerage commissions, finders’ fees, or similar compensation. Legal conflicts relating to the Subscription Agreement will likely be heard in Delaware courts and will be governed by Delaware law.

Investors in this offering may not be entitled to a jury trial with respect to claims arising under the Subscription Agreement or Operating Agreement, which could result in less favorable outcomes to the plaintiff(s) in any action under these Agreements. Investors in this offering will be bound by the Subscription Agreement and the Operating Agreement, both of which include a provision under which investors waive the right to a jury trial of any claim, other than claims arising under federal securities laws, that they may have against the company arising out of or relating to these agreement. By signing these agreements, the investor warrants that the investor has reviewed this waiver with his or her legal counsel, and knowingly and voluntarily waives the investor’s jury trial rights following consultation with the investor’s legal counsel.

If you bring a claim against the company in connection with matters arising under the Subscription Agreement or Operating Agreement, other than claims under the federal securities laws, you may not be entitled to a jury trial with respect to those claims, which may have the effect of limiting and discouraging lawsuits against the company. If a lawsuit is brought against the company under one of those agreements, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in such an action.

In addition, when the Series Interests are transferred, the transferee is required to agree to all the same conditions, obligations, and restrictions applicable to the Series Interests or to the transferor with regard to ownership of the Series Interests that were in effect immediately prior to the transfer of the Series Interests, including the Subscription Agreement and the Operating Agreement.

The company’s Operating Agreement and Subscription Agreement each include a forum selection provision, which could result in less favorable outcomes to the plaintiff(s) in any action against our company.  The Operating Agreement of Here Collection includes a forum selection provision that requires any suit, action, or proceeding seeking to enforce any provision of or based on any matter arising out of or in connection with the Operating Agreement, or the transactions contemplated thereby, other than matters arising under the federal securities laws, be brought in state or federal court of competent jurisdiction located within the State of Delaware. Our Subscription Agreement for each manner of investing and class of security includes a forum selection provision that requires any suit, action, or proceeding arising from the Subscription Agreement, other than matters arising under the federal securities laws, be brought in a state of federal court of competent jurisdiction located within the State of Delaware. These forum selection provisions may limit investors’ ability to bring claims in judicial forums that they find favorable to such disputes and may discourage lawsuits with respect to such claims.

Risks Related to Covid-19

A Series’ results of operations may be negatively impacted by the ongoing coronavirus pandemic. The ongoing coronavirus pandemic has led to severe disruption and volatility in the global capital markets, which could increase the company’s cost of capital and adversely affect its ability to access the capital markets in the future. The continued spread of COVID-19 could cause a further economic slowdown or recession or cause other unpredictable events, each of which could adversely affect Here’s business, results of operations, or financial condition.

The extent to which COVID-19 affects the company’s financial results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the COVID-19 outbreak and the actions to contain the outbreak or treat its impact, among others. Moreover, the COVID-19 outbreak has had and may continue to have indeterminable adverse effects on travel, general commercial activity and the world economy, and the company’s business and results of operations could be adversely affected to the extent that COVID-19 or any other pandemic harms the global economy generally.

Actual or threatened epidemics, pandemics, outbreaks, or other public health crises may adversely affect a Series’ business. A Series’ business could be materially and adversely affected by the risks, or the public perception of the risks, related to an epidemic, pandemic, outbreak, or other public health crisis, such as the recent outbreak of novel coronavirus, or COVID-19. The risk, or public perception of the risk, of a pandemic or media coverage of infectious diseases could adversely affect the company’s and a Series’ business and financial condition. “Shelter-in-place” or other such orders by governmental entities would further negatively impact the company’s and each Series’ business and could also disrupt the company’s operations if employees, who cannot perform their responsibilities from home, are not able to report to work.

DILUTION

Dilution means a reduction in value, control, or earnings of the Series Interests the investor owns.

Investors in this offering will be acquiring Series Interests of a Series of the company and the economic rights of such Series Interest will be based only on the corresponding Underlying Assets of such Series. As such, investors will not experience dilution except as a result of the sale of additional Series Interests of the Series to which they have subscribed.

PLAN OF DISTRIBUTION

We are offering, on a best efforts, “part or none” basis, Series Interests of the Series of our company in the “Series Offering Table” above. See “Use of Proceeds – Nature of Part or None Offering”.  The offering price for each Series was determined by our Manager.

The company plans to market the securities directly on a “best efforts” basis. The company intends to use its website and an offering landing page to offer the Series Interests to eligible investors. The officers, directors, employees, and advisors of the company or its Managing Member may participate in the offering. When applicable, the company intends to prepare written materials and respond to investors after the investors initiate contact with the company, however no officers, directors, employees or advisors to the company or its Managing Member will orally solicit investors.

The Offering Circular will be furnished to prospective investors in this offering via download 24 hours a day, 7 days a week on the company’s website www.here.co. Prospective investors may subscribe for the Series Interests in this offering only through the website. In order to subscribe to purchase Series Interests, a prospective investor must electronically complete, sign and deliver to us an executed Subscription Agreement like the one filed as an exhibit to the Offering Statement, of which this Offering Circular is part, and provide funds for its subscription amount in accordance with the instructions provided therein.

We reserve the right to reject any investor’s subscription in whole or in part for any reason. If the offering terminates or if any prospective investor’s subscription is rejected, all funds received from such investors will be promptly returned without interest or deduction.

Further, pursuant to Section 6 in the applicable Series Interest Subscription Agreement, the subscriptions are irrevocable by the investor.

The Managing Member reserves the right to have an initial closing of an offering of Series Interests prior to selling all of the Series Interests if sufficient proceeds have been raised to fund the uses included in the Required Offering Proceeds in the table under “Use of Proceeds” below.  If the Managing Member determines to hold such initial closing, any additional proceeds of the offering will be applied to the uses included in the Optional Offering Proceeds in such “Use of Proceeds” table.

After any closing of the offering, funds tendered by investors will be available to the company for its use. At the closing of the offering, Here, our Managing Member, may acquire Series Interests in connection with satisfying the “part or none” nature of this offering and must purchase a minimum of between 0.10% to 1.0%, and may purchase a maximum of 51% of Series Interests, through the Offering, or such other minimum and maximum percentage amount as set forth in the applicable Series Certificate of Designation.

We will conduct separate closings with respect to each offering of Series Interests. After the closing, funds tendered by investors will be available to the company and the company will issue the Series Interests to investors. An investor will become a member of the company, including for tax purposes, and the Series Interests will be issued, as of the date of settlement. Settlement will not occur until an investor’s funds have cleared and the company accepts the investor as a member.

The termination of the offering of the Series Interests under this Offering Circular will occur on the earliest to occur of (i) the date subscriptions for all of the Series Interests of a Series have been accepted, (ii) the date on which the offering is earlier terminated by the company, in our Managing Member’s sole discretion or (iii) the date that is one year from the date the offering of Series Interests for a Series was initially qualified by the SEC. This is a best efforts “part or none” offering.  If we are unable to raise an amount equal to the Required Offering Proceeds as described in “Use of Proceeds”, all subscriptions will be returned to investors without interest promptly, and in any case no later than within 10 days of the termination of the offering.  At least every 12 months after this offering has been qualified by the SEC the company will file a post-qualification amendment to include the company’s recent financial statements.  In addition, the company intends to periodically file a post-qualification amendment to include additional Series Interests to this offering.  The company has engaged SouthState Bank, N.A. as an escrow agent (the “Escrow Agent”) to hold funds tendered by investors.

The company has also engaged Dalmore Group, LLC (“Dalmore”) a broker-dealer registered with the SEC and a member of FINRA, to perform the following administrative and compliance related functions in connection with this offering, but not for underwriting or placement agent services:

●

Review investor information, including KYC (“Know Your Customer”) data, perform AML (“Anti Money Laundering”) and other compliance background checks, and provide a recommendation to the company whether or not to accept an investor as a customer;

●

Review each investor’s Subscription Agreement to confirm such investor’s participation in the offering and provide a determination to the company whether or not to accept the use of the Subscription Agreement for the investor’s participation;

●	Contact and/or notify the company, if needed, to gather additional information or clarification on an investor;

●	Not provide any investment advice nor any investment recommendations to any investor;

●

Keep investor details and data confidential and not disclose to any third-party except as required by regulators or in its performance pursuant to the terms of the agreement (e.g., as needed for AML and background checks); and

●	Coordinate with third party providers to ensure adequate review and compliance.

As compensation for the services listed above, the company has agreed to pay Dalmore a commission equal to 1% of the amount raised in the offering to support the offering on all newly invested funds after the issuance of a No Objection Letter by FINRA. The company has also paid Dalmore a one-time consulting fee of $10,000 to provide ongoing general consulting services relating to this offering such as coordination with third party vendors and general guidance with respect to the offering, which will be paid following qualification of this offering by the SEC and the receipt of a No Objection Letter from FINRA. The company estimates that total fees due to pay Dalmore, including the one-time advance expense allowance fee of $5,000 and consulting fee of $10,000, would be $15,000 plus 1% of the aggregate of gross proceeds of this offering and in no event will the total compensation paid to Dalmore exceed 8% of the proceeds raised in the offering. In addition, if the company files a post-qualification amendment to this Offering Statement of which this Offering Circular is a part, the company will pay an additional fee to Dalmore of $1,000 per post-qualification amendment.

Process of Subscribing

Investors will be required to complete a Subscription Agreement in order to invest. The Subscription Agreement includes a representation by the investor to the effect that, if the investor is not an “accredited investor” as defined under securities law, the investor is investing an amount that does not exceed the greater of 10% of their annual income or 10% of their net worth (excluding the investor’s principal residence).

To subscribe for the Series Interests, each prospective investor must:

1.	Go to https://www.here.co and complete user registration;

2.	Complete profile setup and link a bank account;

3.	Navigate to open prospective offering page, click on the “Subscribe” button; that will open the subscribe panel;

4.	Complete subscription information, acknowledge your acceptance of the company’s Terms of Service and other matters and review and sign the Subscription Agreement;

5.	Based on your account status, the company may ask you to provide identification or accreditation proof documents before accepting the subscription.

Any potential investor will have ample time and is advised to review the Subscription Agreement, along with their counsel, prior to making any final investment decision.

Investors may subscribe by tendering funds by check, wire transfer, or ACH transfer to an account maintained by the Escrow Agent until the company has accepted the investor’s subscription. Upon closing, funds tendered by investors will be made available by the Escrow Agent to the company for its use. The company has the right to refuse to sell the Series Interests to any prospective investor for any reason in its sole discretion, including, without limitation, if such prospective investor does not promptly supply all information requested by the company in connection with such prospective investor subscription. The minimum subscription by an investor is 250 Series Interests and the maximum subscription by any investor is for Series Interests representing 19.9% of the total Series Interests of a particular Series, although such minimum and maximum thresholds may be waived or modified by our Managing Member in its sole discretion.

Escrow Agent

The company has entered into an Escrow Agreement with SouthState Bank, N.A. (the “Escrow Agent”). Investor funds will be held by the Escrow Agent pending closing or termination of the offering. Any such escrowed funds may be invested only in investments permissible under SEC Rule 15c2-4. All subscribers will be instructed by the company or its agents to transfer funds by check, wire transfer or ACH transfer directly to the escrow account established for this offering. The company may terminate the offering at any time for any reason at its sole discretion. In addition, if we are unable to raise an amount equal to the Required Offering Proceeds as described in “Use of Proceeds”, all subscriptions will be returned to investors without interest promptly, and in any case no later than within 10 days of the termination of the offering.  Investors should understand that acceptance of their funds into escrow does not necessarily result in their receiving Series Interests; escrowed funds may be returned.

The Escrow Agent is not participating as an underwriter or placement agent or sales agent of this offering and will not solicit any investment in the company, recommend the company’s securities or provide investment advice to any prospective investor, and no communication through any medium, including any website, should be construed as such, or distribute this Offering Circular or other offering materials to investors. The use of the Escrow Agent’s technology should not be interpreted and is not intended as an endorsement or recommendation by it of the company or this offering. All inquiries regarding this offering or escrow should be made directly to the company.

For its services, the Escrow Agent will receive fees of approximately $15,000, assuming the company offers $75 million of Series Interests in all of its series offerings.

Transfer Agent

The company has entered into an agreement with Colonial Stock Transfer Company, Inc. (“Colonial”) whereby Colonial has agreed to act as our transfer agent.

Custodian Account

Investors have agreed that immediately upon the close of the offering, their shares will be transferred into brokerage accounts opened with Templum Markets LLC (“Templum”). Templum has a clearing relationship with DriveWealth, LLC whereby DriveWealth, LLC custodies all cash and securities for customers of Templum.

Selling Security holders

No securities are being sold for the account of security holders; all net proceeds of this offering will go to the company.

Forum Selection Provision

The Subscription Agreement that investors will execute in connection with the offering and the Operating Agreement each include a forum selection provision that requires any claims against the company based on such agreements to be brought in a state or federal court of competent jurisdiction in the State of Delaware for the purpose of any suit, action or other proceeding arising out of or based upon such agreements, excluding any claims under federal securities laws. Although the company believes the provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies and in limiting the company’s litigation costs, to the extent it is enforceable, the forum selection provision may limit investors’ ability to bring claims in judicial forums that they find favorable to such disputes and may discourage lawsuits with respect to such claims. The company has adopted the provision to limit the time and expense incurred by its management to challenge any such claims. As a company with a small management team, this provision allows its management team to not lose a significant amount of time travelling to various forums so they may continue to focus on operations of the company.

Jury Trial Waiver

The Subscription Agreement and Operating Agreement that investors will execute in connection with the offering provides that subscribers waive the right to a jury trial of any claim they may have against us arising out of or relating to the Agreement, excluding any claim under federal securities laws. By signing the Subscription Agreement, an investor will warrant that the investor has reviewed this waiver with the investor’s legal counsel, and knowingly and voluntarily waives his or her jury trial rights following consultation with the investor’s legal counsel. If the company opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable given the facts and circumstances of that case in accordance with applicable case law.

USE OF PROCEEDS

Series #16

Except in the circumstance described below under “Nature of Part or None Offering”, upon closing, Series #16 will have raised $694,949. After deducting brokerage commissions of $6,949 (representing fees to Dalmore but excluding other offering expenses as noted below), the net proceeds of this offering of Series #16 Interests would be approximately $688,000. The table below sets forth the uses of proceeds of the company’s offering of Series #16 Interests.

Uses	Amount Funded from the Offering	Percent of Gross Proceeds
Required Offering Proceeds:
Brokerage Commissions	$6,949	1.0%
Net Purchase Price of Property (1)	408,000	58.7%
Anticipated Furnishing and Repairs Costs (2)	110,000	15.8%
Offering Expenses (3)	40,000	5.8%
Operating Reserve	28,000	4.0%
Optional Offering Proceeds:
Service Fee (4)	102,000	14.7%
Total Proceeds	$694,949	100.00%

(1)

HCO 1 LLC, an affiliate of Here, entered into the Mountaineer Purchase Agreement (as defined below) to acquire the Mountaineer property from a third party seller on December 3, 2022, for $400,000, plus estimated closing costs of $8,000.  The purchase agreement will be assigned to an entity wholly owned by Series #16.

(2)	We expect to spend approximately $110,000 for additional furnishings and repairs prior to the property being listed for short-term vacation rental.

(3)

We will reimburse the Managing Member for offering expenses actually incurred for the Series #16 offering in an amount up to 6% of gross offering proceeds. Our Managing Member will be responsible for any offering expenses above this amount.

(4)

Represents a fee payable to Here in connection with the search and negotiation of the property purchase and coordination of the work needed to prepare the property for rental, as set forth in the Certificate of Designation for the Series.

Series #17

Except in the circumstance described below under “Nature of Part or None Offering”, upon closing, Series #17 will have raised $879,343. After deducting brokerage commissions of $8,793 (representing fees to Dalmore but excluding other offering expenses as noted below), the net proceeds of this offering of Series #17 Interests would be approximately $870,550. The table below sets forth the uses of proceeds of the company’s offering of Series #17 Interests.

Uses	Amount Funded from the Offering	Percent of Gross Proceeds
Required Offering Proceeds:
Brokerage Commissions	$8,793	1.0%
Net Purchase Price of Property (1)	504,900	57.4%
Anticipated Furnishing and Repairs Costs (2)	160,000	18.2%
Offering Expenses (3)	40,000	4.5%
Operating Reserve	34,650	3.9%
Optional Offering Proceeds:
Service Fee (4)	131,000	14.9%
Total Proceeds	$879,343	100.00%

(1)

HCO 1 LLC, an affiliate of Here, entered into the Hawthorn Purchase Agreement (as defined below) to acquire the Hawthorn property from a third party seller on February 11, 2023 for $495,000, plus estimated closing costs of $9,900.  The purchase agreement will be assigned to an entity wholly owned by Series #17.

(2)	We expect to spend approximately $160,000 for additional furnishings and repairs prior to the property being listed for short-term vacation rental.

(3)

We will reimburse the Managing Member for offering expenses actually incurred for the Series #17 offering in an amount up to 4.5% of gross offering proceeds. Our Managing Member will be responsible for any offering expenses above this amount.

(4)

Represents a fee payable to Here in connection with the search and negotiation of the property purchase and coordination of the work needed to prepare the property for rental, as set forth in the Certificate of Designation for the Series.

Nature of “Part or None” Offering.  The Managing Member reserves the right to have an initial closing of an offering of Series Interests prior to selling all of the Series Interests if sufficient proceeds have been raised to fund the uses included in the Required Offering Proceeds in the applicable table above.  If the Managing Member determines to hold such initial closing, any additional proceeds of the offering will be applied to the uses included in the Optional Offering Proceeds in the applicable table above. With respect to the service fee, the company may choose to expense any portion of the service fee that is not funded from offering proceeds, which would be deducted from revenue generated by the applicable property, or Here may increase its investment in the Series Interests of a Series to cover the balance of the service fee.

General

The company reserves the right to change the above use of proceeds for any Series if management believes it is in the best interests of the company.

THE COMPANY’S BUSINESS

Overview

Here Collection was organized in the State of Delaware on June 15, 2021, as a wholly owned subsidiary of Here.  Here Collection is an investment vehicle that intends to enable investors to own fractional ownership of a specific vacation rental property. This lowers the cost-of-entry and minimizes the time commitment for real estate investing. An investment in the company entitles the investor to the potential economic benefits normally associated with direct property ownership, while requiring no investor involvement in asset or property management. We intend to treat each Series as a separate entity for U.S. federal income tax purposes. In addition, we intend that each Series will be treated as a corporation for U.S. federal income tax purposes.

The company intends to establish separate Series for the holding of vacation rental properties to be acquired by the company. Notably, the debts, liabilities and obligations incurred, contracted for or otherwise existing with respect to a particular Series of the company will be enforceable against the assets of the applicable Series only, and not against the assets of the company. In addition, Here Collection will manage all Underlying Assets related to the various Series including the sales of property, property vacation bookings, maintenance and insurance.

As discussed in further in the Operating Agreement of Here Collection, Here is the Managing Member of Here Collection. Here was incorporated in the State of Delaware on February 22, 2021. Here is a real estate investment platform that allows individual investors to have direct access to quality vacation rental estate investment opportunities and invest in individual vacation rental properties.

Recent Developments

As of the date of this Offering Circular, the company has qualified (or has pending qualifications, including the Series offered in this Offering Circular) under Regulation A of the offerings of 13 Series and such Series have raised aggregate offering proceeds of $7,935,759 and acquired 11 properties. See “The Company’s Property” below for a description of those properties owned as of the date of this Offering Circular by the company through its Series.

Intended Business Process

Generally, the company and Here intend to arrange for the purchase of a specific residential property either directly by a Series or by Here or one of its wholly owned subsidiaries, as described below:

●

Direct Purchase by Here. If Here or one of its subsidiaries purchases the property directly, then, after the relevant Series has obtained sufficient financing, it would sell the property to that Series for an amount equal to the original purchase price (including closing costs) plus holding costs, renovation costs and furnishing expenses incurred by Here prior to the sale to a Series.

●

Direct Purchase by a Series. In cases where Here identifies and intends to have a Series purchase that property directly from a third party Seller, it would use the proceeds of the offering for that Series to purchase the property and may finance a portion of the purchase price with a mortgage or other third party financing.

If the purchase agreement for the property does not include a financing condition or the financing contingency has expired and the closing for the property occurs prior to the sale of Series Interests being offered in this Offering Circular sufficient to satisfy the Required Offering Proceeds as described in “Use of Proceeds” and the closing of the offering, Here or an affiliate may provide a loan to a Series to finance all or part of the purchase price of the property that would be repaid with the proceeds of the offering. Intercompany loans to facilitate the purchase of a property between Here or an affiliate of Here, on the one hand, and a Series, on the other hand, would generally have the following terms:

●

Interest: Interest will accrue on amounts outstanding under the loan at an annual fixed rate, simple interest, and would be payable upon maturity or upon full prepayment of the loan. The interest rate is expected to be equal to 2.5% above the existing prime rate at the time the loan is made.

●	Security: The loan would be unsecured.

●

Default: Notwithstanding anything to the contrary in the loan agreement, if the borrower defaults in the performance of any obligation under the loan agreement, then the lender may declare the principal amount owing and interest due under the loan agreement at that time to be immediately due and payable.

●	Prepayment: No prepayment penalty.

●	Maturity: The later of (i) the final closing of a Series offering and (ii) such later date determined by Here.

Property Overview

Series #16

Here Collection established Series #16 for the purpose of acquiring the property at 2000 Aska Rd, Blue Ridge, GA 30513 (the “Mountaineer Property”) pursuant to a Purchase and Sale Agreement (the “Mountaineer Purchase Agreement”) entered into by HCO 1, LLC, an affiliate of Here, the company’s Managing Member. HCO 1, LLC has assigned the Purchase Agreement to an entity wholly owned by Series #16. The Mountaineer Purchase Agreement was contingent on completion of a property investigation by the buyer, which has been completed by Here. The sellers of the property are unaffiliated third parties and the property was used as a private residence, not a rental property.

Here and the company completed the purchase of the Mountaineer Property by Series #16 on February 17, 2023. At any time, Here may provide unsecured interest-free intercompany loans to Series #16 as needed for the Series to incur furnishing and repair expenses and capital expenditures to prepare the property for listing.

Series #17

Here Collection established Series #17 for the purpose of acquiring the property at 73 W Lake Ct, Sunrise Beach, MO 65079 (the “Hawthorn Property”) pursuant to a Purchase and Sale Agreement (the “Hawthorn Purchase Agreement”) entered into by HCO 1, LLC, an affiliate of Here, the company’s Managing Member. HCO 1, LLC intends to assign the Purchase Agreement to an entity wholly owned by Series #17. The Hawthorn Purchase Agreement was contingent on completion of a property investigation by the buyer, which has been completed by Here. The sellers of the property are unaffiliated third parties and the property was used as a private residence, not a rental property.

Here and the company intend to complete the purchase of the Hawthorn Property by Series #17 (if the Hawthorn Purchase Agreement has been assigned prior to the closing of the property) by April 12, 2023 however, there can be no assurances that the closing will take place by that date, or at all. At any time before or after the closing of the offering, Here may provide unsecured interest-free intercompany loans to Series #17 as needed for the Series to incur furnishing and repair expenses and capital expenditures to prepare the property for listing.

The Series may close on the property at any time, including prior to the closing of the offering. However, there can be no assurances that the Series will close on the property on the timing set forth above, or at all. If the Series is unable to close on the property, due to the failure to sell all the Series Interests being offered under this Offering Circular or any other reason, the offering will be withdrawn and Here would be the sole owner of Series #17 Interests if it is unable to otherwise terminate the Hawthorn Purchase Agreement. All funds received from investors will be promptly returned without interest or deduction as described under “Plan of Distribution” above.  Once the Series closes on the property, the Series may list the property in advance of the closing of its offering of the Series #17 Interests and potentially generate revenue sooner.

Property Management Agreements with Here PM

Here PM is expected to serve as the property manager (the “Property Manager”) responsible for managing each Series’ Underlying Assets as described in the relevant Property Management Agreement for that Series. The terms of each Property Management Agreement are as set forth below.

Authority: The Property Manager will have sole authority and complete discretion over the care, custody, maintenance and management of the applicable Underlying Assets for each Series and may take any action that it deems necessary or desirable in connection with each of the Underlying Assets, subject to the limits set forth in the Property Management Agreement (generally acquisition of any asset or service for an amount equal to or greater than 1% of the value of the relevant Underlying Assets individually, or 3% of such value in the aggregate, requires approval of the Managing Member).

Delegation: The Property Manager may delegate all or any of its duties under the Property Management Agreement to a third-party property manager. The Property Manager will not have the authority to sell, transfer, encumber or convey any Underlying Asset.

Performance of Underlying Assets: The Property Manager gives no warranty as to the performance or profitability of the Underlying Asset or as to the performance of any third party engaged by the Property Manager.

Assignment: Subject to the Property Manager’s right to delegate it duties, no Property Management Agreement may be assigned by either party without the consent of the other party.

Compensation and Expenses: Each Series will pay, monthly, a property management fee to the Property Manager, based on a percentage of the Gross Receipts received by the Series during the immediately preceding month. We and Here generally seek to set these fees to be comparable to prevailing market rates for the management of vacation rental properties in the relevant geographic area. These fees are expected to range from 25% to 40% of the Gross Receipts of each Series. Except in the case where Here PM delegates its duties to a third-party property manager, the percentage of Gross Receipts for each Series will be as follows:

●	Series #16:	25%
●	Series #17:	25%

If Here PM determines to delegate its duties to a third party property manager, the property management fee will be based on the percentage fees charged by the third party property manager. In such case, Here PM will not receive a property management fee with respect to such property.

“Gross Receipts” means (i) receipts from the short-term or long-term rental of the Underlying Assets; (ii) receipts from rental escalations, late charges and/or cancellation fees (iii) receipts from tenants for reimbursable operating expenses; (iv) receipts from concessions granted or goods or services provided in connection with the Underlying Asset or to the tenants or prospective tenants; (v) other miscellaneous operating receipts; and (vi) proceeds from rent or business interruption insurance, excluding (A) tenants’ security or damage deposits until the same are forfeited by the person making such deposits; (B) property damage insurance proceeds; and (C) any award or payment made by any governmental authority in connection with the exercise of any right of eminent domain.

Each Series will bear all expenses of the Underlying Asset and will reimburse the Property Manager for any such expenses paid by the Property Manager on behalf of each Series together with a reasonable rate of interest.

In determining the level of property management fees that would be charged for a Series, the Company and Managing Member considered the vastly increased scope of the time and effort involved in managing a vacation rental as compared to a long-term rental and set property management fees to be generally comparable to prevailing market rates for the management of vacation rental properties in the relevant geographic area. For example, managing a long-term rental would typically involve entering into a lease for one year or more and inspecting the property for damage and preparing for a new tenant once a year or less. In contrast, managing a short-term vacation rental that hypothetically has 30 separate rental bookings during the course of a year would involve signing up a new “tenant” or guest 30 times during the year and similarly inspecting the property for damage and preparing for a new tenant 30 times during the course of the year. Furthermore, a property manager of a long-term rental property would generally be expected to coordinate repairs of major appliances and building equipment and structure. A property manager of a short-term vacation rental would have those responsibilities but would also perform management services more akin to guest services in a hotel, such as coordinating and supervising house cleaning, gardening, replacing blown lightbulbs, broken glasses and dishes, worn linens, repairing or replacing stained or broken furniture and rugs, as well as potentially guest accommodating services, such as assisting guests if wi-fi or cable services are not functioning, providing recommendations for dining or other attractions, arranging airport transfers or tour arrangements, and other management activities to meet guests’ expectations and obtain positive guest ratings on the listing sites.

Duration and Termination: The Property Management Agreement will expire one year after the date on which the Underlying Asset has been liquidated and the obligations connected to such Underlying Asset (including, without limitation, contingent obligations) have terminated.

Allocation of Certain Expenses

If any fees, costs and expenses of the company are not related solely to a specific Series, they will be allocated by the Managing Member among all Series (or in cases where such fees, costs or expenses relate to several Series but not all Series, among the relevant Series) in an amount up to 6% of the gross offering proceeds.

Once such fees, costs or expenses have been allocated in accordance with the Manager’s allocation policy, each relevant Series would record their allocated portion and become liable for payment or for reimbursing the Managing Member for its allocated amount of such expenses, subject, in the case of a Series’ offering expenses, to an amount not in excess of 6% of the gross offering proceeds of that Series’ offering. For example, generally, we expect that the costs of repairs, furnishings and capital expenditures for a particular property will be applicable to and incurred solely by the relevant Series which owns such property. Similarly, property management fees and other contractual obligations under the Property Management Agreement for a specific Series, and the asset management fees charged by our Managing Member will be obligations solely of the relevant Series. In contrast and for example, our Managing Member initially bears all offering expenses, other than brokerage commissions, on behalf of each Series. Such expenses will be allocated among and reimbursed by all Series established by Here Collection once those Series have all been established and funded. There may be situations where it is difficult to allocate fees, costs and expenses among specific Series and, therefore, there is a risk that a Series may bear a proportion of the fees, costs and expenses for a service or product for which another Series received a disproportionately high benefit. See “Risk Factors – Liability of Investors between Series.”

State and Local Taxes

The Series #16 Underlying Asset is located in the City of Blue Ridge, Fannin County, Georgia and will be subject to city, county and state taxes, including sales tax and any taxes applicable to short-term rentals. See also “Regulation” below.

Market Outlook

Short-term Rental Market

General

Following the emergence of the COVID-19 pandemic, demand for short-term rentals initially declined significantly, but was followed by a partial recovery in 2020 and a marked shift toward small cities/rural markets and destination/resort locations (mountain/lake and coastal) and away from large city/urban markets.

According to AirDNA, in 2020, short-term rental demand contracted by 16.1% for the year, a significant portion of which was related to private and shared rooms or 1- or 2-bedroom apartments listed on Airbnb and primarily located in large metropolitan areas. In the first quarter of 2021, the United States hit a new bookings record each month leading up to April 2021 when demand (nights) surpassed 2019 levels for the first time since February 2020. Looking at changes in occupancy rates in April 2019 versus April 2021, the US short-term rental market shows the following:

●	67% increase in small cities/rural markets

●	25% increase in destination/resort locations (mountain/lake and coastal)

●	8% increase mid-size cities

●	13% decline in suburban markets

●	41% decline in the 50 largest U.S. cities based on population

Source: Outlook Report published by AirDNA, an intelligence platform for short-term rental hosts and investors.

Trends in the supply of short-term rentals also indicate this movement towards small cities and rural areas and away from urban areas. Historically, according to the AirDNA Outlook Report, owners add units during high-demand periods and remove them when demand dissipates; and this trend generally held over 2021, with 40% fewer available nights in urban areas compared to 25% more nights available in small city/rural locations. Destination/resort areas have somewhat bucked this trend, per the report, with destination markets near major cities seeing increased demand for single-family housing but many owners removing properties, preferring to use second homes themselves.

AirDNA projects, with demand having shifted to larger homes in destination markets, higher average daily rates in 2020/21:

●	High levels of demand and a delayed expansion of available supply of new short-term rental units will mean at least two years of elevated occupancy levels for U.S. properties.

●	This same factor, but now in reverse, will cause average daily rates to decline in 2022 as demand returns to the cities and smaller properties, with 2022 average rates being 7.5% higher than in 2019.

●	Total revenues will increase by 42% over the four-year period from 2019 through 2022, despite a decline in revenue per unit (RevPAR) in 2022.

Source: Outlook Report published by AirDNA.

The following shows AirDNA’s projected market trajectory under its downside, mid-level and upside assumption, compared to the 2019 pre-pandemic trajectory:

Source: Outlook Report published by AirDNA.

Series #16 – Mountaineer Property

This property is located in Blue Ridge, GA and according to AirDNA, as of December 6, 2022, the Blue Ridge vacation rental market shows:

●	Primarily entire home rentals (99%) with an average of 3 bedrooms and accommodating an average of 7.5 guests

●	Strong rental demand for a seasonal destination (58 points out of 100)

●	A median occupancy rate of 61% over the past 12 months

●	An average daily rate of $307, over the last year

●	An average rating on Airbnb of 4.83 (out of 5)

●	A 4% quarterly growth on average in the number of active rentals since Q4 2018

Series #17 – Hawthorn Property

This property is located in Sunrise Beach, MO and according to AirDNA, as of February 11, 2023, the Sunrise Beach vacation rental market shows:

●	Primarily entire home rentals (98%) with an average of 3.6 bedrooms and accommodating an average of 11 guests

●	Strong rental demand for a seasonal destination (53 points out of 100)

●	A median occupancy rate of 57% over the past 12 months

●	An average daily rate of $358, over the last year

●	An average rating on Airbnb of 4.8 (out of 5)

●	A 9% quarterly growth on average in the number of active rentals since Q4 2019

Real Estate Market

According to the National Association of Realtors®’ recent research as of October 2022, nationwide existing-home sales median price went up 6.6% year-over-year. Meanwhile, the total number of home sales dropped 5.9%, and the average days on market rose slightly from 19 days to 21 days.

Sales of new single-family houses in October 2022 were at a seasonally adjusted annual rate of 632,000, according to estimates released jointly today by the U.S. Census Bureau and the Department of Housing and Urban Development. This is 5.8 percent below the October 2021 estimate of 671,000. The median sales price of new houses sold in October 2022 was $493,000. The seasonally-adjusted estimate of new houses for sale at the end of October 2022 was 470,000. This represents a supply of 8.9 months at the current sales rate.

According to the U.S. Census Bureau, approximately 6.0% of the housing units in the United States in the third quarter of 2022 were vacant. Purchasing a home is often one of the largest investments that individuals make. Home ownership accounts for a significant portion of households’ net worth in the United States. Owner-occupied housing units made up about 66.0% of total households, while renter-occupied units made up around 28% of the inventory in the third quarter of 2022.

Marketing/Distribution Channels

We market our properties primarily through the following vacation rental platforms:

AirBNB

Vrbo

Expedia (which integrates Vrbo listing)

Each of these platforms enables travelers to search for available lodgings in a particular city or geographic area for the duration of their intended stay. The platforms facilitate travelers bookings by reserving the days booked at a particular property, accepting traveler payments, including security deposits, remitting payments to us and refunding, as needed, security deposits and payments related to cancellations.

We pay these platforms the following fees in connection each property that we list on the site:

Platform	Service Fee (% of total booking amount)	Other Fees
AirBNB	3% of total booking amount	n/a
VRBO (including Expedia)	5% of total booking amount	3% credit card processing fee

Competition

The company competes with many others engaged in real estate in general and vacation rental operating activities in particular, including but not limited to individuals, corporations, bank and insurance company investment accounts, real estate investment trusts, and private real estate funds. In particular, the company intends to list its vacation rental properties through established vacation rental booking platforms, such as AirBNB and Vrbo, and the company’s properties will compete with all other properties listed on those sites in the vicinity of a Series’ property, as well as other traditional accommodations such as hotels that may have built-in client bases and significantly greater resources and the ability to withstand economic downturns or off-peak vacancies. This market is competitive and rapidly changing. Significant increases in the number of listings for short-term vacation rentals in the geographic areas where the company’s properties are located, if not met by a similar increase in demand for short-term rentals, is likely to cause downward pressure on rental rates and, potentially, impact the value of the Underlying Asset. The company expects competition to persist and intensify in the future, which could harm a Series’ ability to generate sufficient rental income from its vacation property or the company’s ability to acquire additional properties on terms that investors find to be reasonable.

Plan of Operations

The company intends to focus on acquiring properties located in the United States, that are expected to include:

●	Single family homes,

●	Condos and

●	Small multi-family properties.

The company may borrow funds to purchase its properties. While there are no restrictions on the amount that may be borrowed, the Managing Member expects that the loan to value ratio for Underlying Assets will not exceed 50%.

The company chooses properties based on large-scale historical and marketing data and rich real-estate experiences from our team’s real-estate experts. Some factors we look to include:

●	Properties located in vacation destinations.

●	Above local average market cap rate for all types of real estate properties, such as multi-families, single-families, commercial buildings, etc.

●	Located in a geographic region where there is room for appreciation.

●	Well-maintained structures to avoid future risks.

As part of our plan of operations, we intend to execute the following milestones over the course of the next 12 months:

●	Build, develop and grow efficient property management relationships across multiple locations/ states.

●	Close 10 additional Underlying Assets.

●	Reach 20,000 users/investors.

Employees

Here Collection currently has 0 full-time employees and 0 part-time employees.

Here, as the Managing Member of the company and the Managing Member of the Property Manager and of each of the Series, currently has 12 full-time employees, including its CEO Corey Walters, all of whom work remotely.

Intellectual Property

Here has applied for the trademark protection for “Here.”

Regulation

As an owner/operator of vacation rental properties, we are subject to federal, state and local regulations governing short-term rental operations, most notably tax regulations and licensing requirements that differ from state to state and city to city. For example, Florida’s 6.0% state sales tax, plus any applicable discretionary sales surtax, applies to rental charges paid to occupy living quarters or sleeping or housekeeping accommodations for rental periods of six months or less. Such accommodations include hotel and motel rooms, condominium units, timeshare resort units, single-family homes, apartments or units in multiple unit structures, mobile homes, beach or vacation houses, campground sites, and trailer or RV parks. An operator must obtain a certificate of registration from Florida’s department of revenue for each place of business before collecting any taxes. Individual Florida counties may impose a local tax on transient rental accommodations, such as the tourist development tax, convention development tax, tourist impact tax, or municipal resort tax. See “State and Local Taxes” for more information relating to state and local taxes that apply to each Series and the Underlying Assets.

We are also subject to federal state and local laws that affect property ownership generally, including environmental laws, certificates of occupancy limitations, and laws related to accommodations for persons with disabilities. See the discussion in “Risk Factors” regarding some of these regulations and the risks they pose for our business.

The company believes it is in compliance with all necessary federal, state, and local regulations involved in its business.

Litigation

As of the date of this Offering Circular, the company is not a party to any litigation.

THE COMPANY’S PROPERTY

Here Collection owns the following properties that were acquired by the below Series following the completion of the offering of its Series Interests:

Series	Property
Series #1:	A residential property located at 1989 Loraine Rd., Largo, FL 33774. There is no debt associated with this property (the “Largo Property”).
Series #2:	A residential property located at 335 Maple Ridge Dr., Big Bear City, CA 92314 (the “Big Bear Property”).
Series #3:	A residential property located at 1182 Ski Mountain Rd., Gatlinburg, TN 37738 (the “Gatlinburg Property”).
Series #4:	A residential property located at 4726 Avenida La Flora Desierta, Joshua Tree, CA 92252 (the “Joshua Tree Property”).
Series #6:	A residential property located at 3903 Mendocino Dr, Galveston, TX 77554 (the “Galveston Property”).
Series #7:	A residential property located at 24 Tano Vida, Santa Fe, NM 87506 (the “Santa Fe Property”).
Series #8:	A residential property located at 326 Tanglewood Cv, Blue Ridge, GA 30513 (the “Tanglewood Property”).
Series #9:	A residential property located at 4520 N Quartz Hill Dr, Tucson, AZ 85750 (the “Sabino Property”)
Series #11:	A residential property located at 25 E Circle Dr, Sedona, AZ 86336 (the “Terracotta Property”)
Series #13:	A residential property located at 6572 Serviceberry Dr, Park City, UT 84098 (the “Snowdancer Property”)
Series #16	A residential property located at 2000 Aska Rd, Blue Ridge, GA 30513 (the “Mountaineer Property”)

As of the date of this Offering Circular, Here Collection does not own or lease any other property. Here, the company’s Managing Member, leases a virtual address in Miami for mailing purposes for monthly rent of $210.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of the financial statements and financial condition of Here Collection and results of its operations together with the financial statements and related notes appearing at the end of this Offering Circular. This discussion contains forward-looking statements reflecting the company’s current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled “Risk Factors” and elsewhere in this Offering Circular.

Analysis Of Financial Condition And Results Of Operations

Fiscal Year Ended December 31, 2021

Results of Operations

The company was formed on June 15, 2021 and has had no significant operations and no revenues since that date. During the period ended December 31, 2021, the company’s member advanced the company $230 to pay for initial formation costs, resulting in total expenses of $230 and a net loss of $230.

Liquidity and Capital Resources

Due to its recent formation, the company has no cash, assets or liabilities reflected on its balance sheet. The company’s capital resources would be derived from operating cash flow, once it has raise sufficient funds through the offering of Series Interests to acquire vacation rental properties. Each Series will be dependent on the net proceeds from its offering for funding to acquire these properties. For information regarding the anticipated use of proceeds from this offering, see “Use of Proceeds.”

The company may secure mortgage financing that is expected to be incurred by the relevant Series. For a description of the terms of this financing for a particular Series, please see the description of that Series under “The Company’s Business – Property Overview.”

Semi-Annual Period Ended June 30, 2022

See the linked section of the filing listed below regarding our (i) results of operations, (ii) liquidity and capital reserves, and (iii) accounting policies for the period covered by our most recent Semi-Annual Report on Form 1-SA for information, which information is hereby incorporated by reference into this Offering Circular:

●Form 1-SA for the Semi-Annual Period Ended June 30, 2022 (see Item 1)

Overview

Here Collection LLC was formed as Arrive Collection LLC on June 15, 2021 (“Inception”) in the State of Delaware. On July 6, 2021, an amendment to the Certificate of Formation was filed to change the name of the entity to Here 001 LLC and, on January 11, 2022, a second amendment to the Certificate of Formation was filed to change the name of the entity to Here Collection LLC. Here Collection is an investment vehicle that intends to enable investors to own fractional ownership of a specific vacation rental property. This lowers the cost-of-entry and minimizes the time commitment for real estate investing. An investment in the company entitles the investor to the potential economic benefits normally associated with direct property ownership, while requiring no investor involvement in asset or property management. We intend to treat each Series as a separate entity for U.S. federal income tax purposes. In addition, we intend that each Series will be treated as a corporation for U.S. federal income tax purposes.

Here is the company’s Managing Member. As the company’s Managing Member, it will manage the company’s day-to-day operations. Here is also the Managing Member of each Series and Here PM, a wholly owned subsidiary of Here, is the Property Manager of each Series and will manage each property that a Series acquires.

Going Concern

The company’s financial statements have been prepared assuming the company will continue as a going concern. The company is newly formed and has not generated revenue from operations. The company will require additional capital until revenue from operations are sufficient to cover operational costs. These matters raise substantial doubt about the company’s ability to continue as a going concern.

During the next 12 months, the company intends to fund operations through member advances and debt and/or equity financing. There are no assurances that management will be able to raise capital on terms acceptable to the company.  If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development and operations, which could harm its business, financial condition and operating results. The company’s accompanying financial statements do not include any adjustments that might result from these uncertainties.

Property Acquired

As of December 31, 2021, Series #1 had entered into an agreement to purchase the Largo Property from an affiliate of Here, which in turn acquired the property from an unaffiliated third party seller on July 29, 2021. After renovating and making repairs to the property to prepare it for rent, such affiliate listed the property for short-term rent on August 12. As a result, we are presenting a discussions of financial results of the Largo Property. The following discussion should be read together with the financial statements of 1989 Loraine Road as of December 31, 2021 and for the period from July 9, 2021 through December 31, 2021 and related notes appearing at the end of this Offering Circular.

Through December 31, 2021, the Largo Property generated $15,110 in rental revenues and recorded $43,875 of expenses, including $4,638 of non-cash depreciation expense and approximately $24,000 related to expenses for repairs and furnishings. As a result, the Largo Property recorded a net loss of $28,765 for the period from Inception to December 31, 2021. As of December 31, 2021, the Largo Property had cash on hand of $715. As of December 31, 2021, $330,970 was advanced by an affiliate of Here, which covered the purchase price of the Largo Property, improvements and operating expenses of the Largo Property. This amount is recorded as a liability, is non-interest bearing and is payable on demand.

The above information is preliminary and reflects upfront costs for improvements, repairs and furnishings that are not expected to be repeated at similar levels of spending. This information also does not reflect any fees that would be payable by Series #1 to Here or its affiliates under our Operating Agreement or the relevant property management agreement for the property, respectively, following Series #1’s acquisition of the property. It should not be considered indicative of future performance, especially given the high level of seasonality for vacation rentals in Largo, Florida.  See “Risk Factors–The performance of any real estate asset is likely to fluctuate significantly due to seasonality.”

Subsequent Events

Series #1

On April 5, 2022, we issued 389,340 Series #1 Interests at a price of $1.00 per Interest, the maximum offering amount for Series #1, and thereafter Series #1 purchased the Largo Property from Here Acquisitions for a cash purchase price of $328,665 and paid the Managing Member a service fee of $34,417. As more fully disclosed in the Form 1-Us linked in the table below, Series #1 has paid the following distributions:

Series of Here Collection LLC	Distribution Date	Amount of Distribution per Series Interest	Additional Description
Series #1	July 29, 2022	$0.018	1-U
Series #1	November 30, 2022	$0.013	1-U
Series #1	February 16, 2023	$0.025	1-U

Additional Series

As of April 15, 2022, we established Series #2, Series #3, Series #4, and Series #5 for the purpose of purchasing the respective properties set forth in the offering circular for such Series here, and thereafter Series #2 purchased the Big Bear Property from Here Acquisitions for a cash purchase price of $802,000 and paid the Managing Member a service fee of $82,606 and Series #3 purchased the Gatlinburg Property from Here Acquisitions for a cash purchase price of $650,000 and paid the Managing Member a service fee of $67,600. Following qualification of our prior post-qualification offering statement amendment, the company determined to not offer Series #5.

As of July 19, 2022, we established Series #6, Series #7 and Series #8 for the purpose of purchasing the respective properties set forth in the offering circular for such Series here.

As of August 3, 2022, we established Series #9, Series #10 and Series #11 for the purpose of purchasing the respective properties set forth in the offering circular for such Series here. Following qualification of our prior post-qualification offering statement amendment, the company determined to terminate the offering of Series Interests of Series #10.

As of September 2, 2022, we established Series #13 and Series #14 for the purpose of purchasing the respective properties set forth in the offering circular for such Series here. Following qualification of our prior post-qualification offering statement amendment, the company determined to terminate the offering of Series Interests of Series #14.

As of August 23, 2022, we established Series #12 for the purpose of purchasing the respective properties set forth in the offering circular for such Series here. Following qualification of our prior post-qualification offering statement amendment, the company determined to not offer Series #12.

The additional series have paid the following distributions to date, as more fully disclosed in the Form 1-Us linked in the table below:

Series of Here Collection LLC	Distribution Date	Amount of Distribution per Series Interest	Additional Description
Series #2	February 16, 2023	$0.008	1-U
Series #3	February 16, 2023	$0.006	1-U
Series #4	February 16, 2023	$0.013	1-U
Series #6	February 16, 2023	$0.003	1-U
Series #7	February 16, 2023	$0.013	1-U
Series #8	February 16, 2023	$0.006	1-U

Please see the unaudited proforma combined financial statements of Here Collection LLC as of and for the period ended December 31, 2021. The unaudited pro forma combined financial information is provided for informational purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the transactions had been completed as of the dates set forth above, nor is it indicative of the future results or financial position of the combined company.

Trend Information

The company has a limited operating history and has not generated revenue from intended operations.  The company’s business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the company’s control could cause fluctuations in these conditions, including but not limited to: recession, downturn or otherwise; government policies surrounding tenant rights; local ordinances where properties reside as a result of the coronavirus pandemic; travel restrictions; changes in the real estate market; and interest-rate fluctuations. Adverse developments in these general business and economic conditions could have a material adverse effect on the company’s financial condition and the results of its operations.

On January 20, 2020, the World Health Organization declared the coronavirus outbreak a “Public Health Emergency of International Concern” and on March 10, 2020, declared it to be a pandemic. Actions taken around the world to help mitigate the spread of the coronavirus include restrictions on travel, and quarantines in certain areas, and forced closures for certain types of public places and businesses. The coronavirus and actions taken to mitigate it have had and are expected to continue to have an adverse impact on the economic and financial markets of many countries, including the geographical area in which the company operates. Measures taken by various governments to contain the virus have affected economic activity. Due to our recent formation, the impact on our business and results has not been significant. We will continue to follow the various government policies and advice, and, in parallel, we will do our utmost to continue our operations in the best and safest way possible without jeopardizing the health or our stakeholders.

Long-term decreased demand in the travel and rental housing industry would adversely affect our business model. Demand for rental and vacation housing is tied to the broader economy and factors outside the company’s control. Should factors such as COVID-19 pandemic result in continued loss of general economic activity, we would experience a slower growth rate in demand for our products and services.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

In accordance with the Operating Agreement and the Series Designation for each Series, Here Investments Inc. is the initial member of each Series. Here Investments Inc. is also the Managing Member of Here Collection. Finally, Here PM LLC, a wholly owned subsidiary of Here Investments Inc., is the Property Manager of each Series. The sole member of Here PM is Here Investments Inc. and its Manager is Corey Ashton Walters. Biographical information for Mr. Walters is set forth below. Mr. Walters is the Chief Executive Officer, Chief Financial Officer, and Director of Here Investments Inc.

HERE COLLECTION LLC

(Wholly owned subsidiary of Here Investments Inc.)

Managing Member: Here Investments Inc.

Here Collection is managed by its Managing Member, Here. Here is operated by the following executive and director who works for the Managing Member on a full time basis.

Name	Position	Age	Date of Appointment	Full Time/ Part Time
Corey Ashton Walters	Chief Executive Officer, Chief Financial Officer, Director	31	February 23, 2021	Full Time

Corey Ashton Walters, Chief Executive Officer, Chief Financial Officer and Director

Prior to founding Here in 2021, Corey Walters co-founded Homeworthy in 2017, a technology enabled cloud real estate brokerage that served homeowners located in over 900 cities across the Pacific Northwest. As of 2021, Homeworthy is no longer in operation.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

For the fiscal year ended December 31, 2021, the company did not compensate any director or executive officer of Here for their services to Here Collection. Rather, Here will receive asset management fees from Here Collection as described under “Series Interests Being Offered – Asset Management Fees” and Here PM, a wholly owned subsidiary of Here, will receive property management fees as discussed in “The Company’s Business – Property Management Agreement with Here PM.”

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

At the closing of each Series offering, Here, our Managing Member, must purchase a minimum of between 0.10% and 1.0% and may purchase a maximum of 51% of Series Interests through such offering, or such other minimum and maximum percentage amount as set forth in the applicable Series Certificate of Designation for the relevant Series, for the same price as all other investors.

The address for Here, our Managing Member, is set forth on the cover page of this Offering Circular. The table below shows the Series Interests owned by our Managing Member (including Series Interests offered in other public offerings) as of the date of this Offering Circular. Except as set forth in the table below, no person holds 10% or more of any Series.

Title of Class	Percent of Outstanding Shares Owned
Series #1	3,950	1.01%
Series #2	4,495	1.00%
Series #3	4,140	1.05%
Series #4	7,238	1.27%
Series #6	713	0.14%
Series #7	1,190	0.10%
Series #8	958	0.17%
Series #9	12,5101	14.16%
Series #11	25,066	1.73%
Series #13	851	0.10%
Series #16	3,445	0.50%
Series #17

Corey Ashton Walters owns all of outstanding common shares of Here and owns over 90% of Here on a fully diluted basis (including unexercised options).

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

Existing Transactions

Property Management Agreement

Each Series has entered into, or is expected to enter into, a separate Property Management Agreement with Here PM, a wholly owned subsidiary of Here. See “The Company’s Business – Property Management Agreement with Here PM” for a description of this agreement.

Real Estate Purchase

Here Collection entered into a Real Estate Purchase Agreement with Here Acquisitions (formerly Arrive 1 LLC) a wholly owned subsidiary of Here, dated November 29, 2021. The Agreement provided for Here Collection’s purchase of the Largo Property, plus all furniture, fixtures and linens, at a purchase price of $344,716 plus closing costs.

HCO 1 LLC, an affiliate of Here, entered into the below purchase agreements with unaffiliated third parties and assigned or intends to assign those purchase agreements to our other Series, as detailed below and in our Offering Circular here.

Purchase Agreement	Date	Purchase Price	Estimated Closing Costs	Series	Status
Big Bear Purchase Agreement	February 27, 2022	$ 802,000	$ 4,652	Series #2	Assigned
Gatlinburg Purchase Agreement	March 10, 2022	650,000	19,500	Series #3	Assigned
Joshua Tree Purchase Agreement	April 4, 2022	816,000	24,480	Series #4	Assigned
Galveston Purchase Agreement	July 11, 2022	649,000	12,980	Series #6	Assigned
Santa Fe Purchase Agreement	July 11, 2022	1,485,000	29,700	Series #7	Assigned
Tanglewood Purchase Agreement	July 19, 2022	640,000	25,600	Series #8	Assigned
Sabino Purchase Agreement	August 3, 2022	845,000	16,900	Series #9	Assigned
Terracotta Purchase Agreement	August 8, 2022	1,500,000	30,000	Series #11	Assigned
Snowdancer Purchase Agreement	August 31, 2022	999,990	30,000	Series #13	Assigned
Mountaineer Purchase Agreement	December 2, 2022	400,000	8,000	Series #16	Assigned

Advances

Through the period ended June 30, 2022 the company’s Managing Member advanced the company $230 to pay for initial formation costs.

Conflicts of Interest

The company is subject to various conflicts of interest arising out of its relationship with Here, the company’s Managing Member, and its affiliates. These conflicts are discussed below.

General

The officer and director of Here is also the key professional of Here Collection and has legal obligations with respect to those entities that are similar to their obligations to the company. We do not have a policy that expressly prohibits our Managing Member or our and its directors, officers, security holders or affiliates from having a direct or indirect pecuniary interest in any asset to be acquired or disposed of by us or any Series or in any transaction to which we or any Series are a party or have an interest. Additionally, we do not have a policy that expressly prohibits any such persons from engaging for their own account in business activities of the types conducted by us. Specifically, our Operating Agreement does not prevent our Managing Member and its affiliates from engaging in additional fundraising, management or investment activities, some of which could compete with us. In the future, Here, any officers or directors of Here and other affiliates of Here may organize other real estate-related entities or provide real estate related services to us or other persons or entities.

Allocation of Acquisition Opportunities

From time to time, Here may create new entities that will acquire real estate assets and make offers of securities to accredited investors, foreign investors and under Regulation D or Regulation A or otherwise. Here will, in its sole discretion, determine which entity will be responsible for acquiring a specific asset.

Allocation of the Company’s Affiliates’ Time

The company relies on Here’s real estate professionals and other staff, who act on behalf of Here and the company for the day-to-day operation of their respective businesses. Mr. Walters is the Chief Executive Officer and Chief Financial Officer and sole director of Here, the Managing Member of the company, as well as the Manager of Here PM and the other subsidiaries of Here. As a result of his and Here staff’s interests in other Here entities, the obligations to other investors and the fact that Mr. Walters and the Here staff engage in and will continue to engage in other business activities, they will face conflicts of interest in allocating time among the company, Here, other related entities and other business activities in which they are involved. However, the company believes that Here and its affiliates have sufficient real estate professionals to fully discharge their responsibilities to the Here entities for which they work.

SERIES INTERESTS BEING OFFERED

The following descriptions of the company’s Series Interests, certain provisions of Delaware law, the Series Designation, which are generally the same for each Series, and the Operating Agreement are summaries and are qualified by reference to Delaware law, such Series Designation and the Operating Agreement.

General

Title to each Underlying Asset

Title to the property comprising an Underlying Asset of a Series will be held by such Series.

Managing Member, Here

Here is the Managing Member of each Series.

Here PM, a wholly-owned subsidiary of Here, is the Property Manager of each Series.

The Managing Member may amend any of the terms of the Operating Agreement of Here Collection or any Series Designation as it determines in its sole discretion. However, no amendment to the Operating Agreement may be made without the consent of the holders holding a majority of the outstanding Series Interests, that: (i) decreases the percentage of outstanding Series Interests required to take any action under the Agreement; (ii) materially adversely affects the rights of any of the members holding Series Interests (including adversely affecting the holders of any particular Series Interests as compared to holders of other Series Interests); (iii) modifies Section 11.1(a) of the Operating Agreement or gives any person the right to dissolve the company; or (iv) modifies the term of the company.

Distributions

Subject to Section 7.3 and Article XI of the Operating Agreement, as described in the Operating Agreement, and any Series Designation, any Free Cash Flows of each Series after the following:

●

Repayment of any amounts owed to Here PM, as Property Manager, for reimbursement of operating expenses of the Series paid by the Property Manager on behalf of the Series, including any accrued interest thereon and

●

the creation of such reserves as the Managing Member deems necessary, in its sole discretion, to meet future operating expenses, will be applied and is intended to be distributed 100% to the members of such Series on a pro rata basis (which, for the avoidance of doubt, may include the Managing Member or its affiliates that hold Series Interests). We intend to make quarterly distributions of Free Cash Flow to the extent that the Series generates sufficient cash to do so.

“Free Cash Flows” means any available cash for distribution generated from the net income received by a Series, as determined by the Managing Member to be in the nature of income as defined by U.S. GAAP, plus (i) any change in the net working capital (as shown on the balance sheet of such Series) (ii) any amortization of the relevant Underlying Asset (as shown on the income statement of such Series) and (iii) any depreciation of the relevant Underlying Asset (as shown on the income statement of such Series) and (iv) any other non-cash operating expenses less (a) any capital expenditure related to the Underlying Asset (as shown on the cash flow statement of such Series) (b) any other liabilities or obligations of the Series, including interest payments on debt obligations and tax liabilities, in each case to the extent not already paid or provided for and (c) upon the termination and winding up of a Series or the Company, all costs and expenses incidental to such termination and winding as allocated to the relevant Series in accordance with the terms of the Operating Agreement.

We intend, but are not obligated to, distribute 100% of the Free Cash Flows of a Series, after reimbursing Here PM, as Property Manager, for expenses incurred on behalf of a Series, plus accrued interest, and creating such reserves as the Managing Member deems necessary. A Series’ net income, and therefore, its Free Cash Flow, will be reduced by the expenses of that Series, including the following fees paid to our Managing Member and its affiliates:

●

Property Management Fee: We and Here generally seek to set these fees to be comparable to prevailing market rates for the management of vacation rental properties in the relevant geographic area. These fees are expected to range from 25% to 40% of the Gross Receipts of the Series.

●	Asset Management Fee: A quarterly fee of 0.25% (1% annually) of the Asset Value of the Series.

●

Service Fee: Any portion of the service fee for the Series that is not funded by the proceeds of the Series offering and that is booked as an expenses of the Series, at the company and Here’s discretion. Please see “Use of Proceeds” for the service fee applicable to each Series.

We and Here determined these fees internally without any independent assessment of comparable market fees. As a result, they may be higher than those available from unaffiliated third parties. After payment of all of the above fees, all other cash expenses and capital expenditures by the Series, it may not generate sufficient revenue to produce any Free Cash Flows or make distribution to investors.

Asset Management Fees

On a quarterly basis beginning on the first quarter end date following the initial closing date of the issuance of Series Interests, the Series will pay the Managing Member an asset management fee, payable quarterly in arrears, equal to 0.25% (1% annualized) of Asset Value as of the last day of the immediately preceding quarter.

“Asset Value” at any date means the fair market value of assets in a Series representing the purchase price that a willing buyer having all relevant knowledge would pay a willing seller for such assets in an arm’s length transaction, determined by the Managing Member in its sole discretion.

We intend, but are not obligated to obtain a third party valuation of the assets of each Series to determine “Asset Value”.

Restrictions on Transfer

No Transfer of any Series Interest, whether voluntary or involuntary, will be valid or effective, and no transferee will become a substituted Member, unless the written consent of the Managing Member has been obtained, which consent may be withheld in its sole and absolute discretion. Furthermore, no transfer of any Series Interests, whether voluntary or involuntary, will be valid or effective unless the Managing Member determines, after consultation with legal counsel acting for the company that such transfer will not, unless waived by the Managing Member:

●	result in the transferee directly or indirectly owning in excess of 19.9% of the aggregate outstanding Series Interests;

●

result in there being 2,000 or more beneficial owners (as such term is used under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or 500 or more beneficial owners that are not accredited investors (as defined under the Securities Act) of any Series, as specified in Section 12(g)(1)(A)(ii) of the Exchange Act, unless the Series Interests have been registered under the Exchange Act or the company is otherwise an Exchange Act reporting company;

●	cause all or any portion of the assets of the Company or any Series to constitute plan assets for purposes of the Employee Retirement Income Security Act of 1974;

●

adversely affect the company or such Series, or subject the company, the Series, the Managing Member or any of their respective affiliates to any additional regulatory or governmental requirements or cause the company to be disqualified as a limited liability company or subject the company, any Series, the Managing Member or any of their respective affiliates to any tax to which it would not otherwise be subject;

●	require registration of the company, any Series or any Series Interests under any securities laws of the United States of America, any state thereof or any other jurisdiction; or

●	violate or be inconsistent with any representation or warranty made by the transferring Member.

Redemption

In order to provide an opportunity to investors who need to establish liquidity after acquiring Series Interests, each Series provides a limited redemption right to investors. Unless stated otherwise in the respective Series Designation and subject to Section 7.5 of the Operating Agreement, a Member associated with one or more Series may request the redemption of his, her, or its Series Interests as follows:

●

For redemption requests made in the first twelve (12) months following the acquisition of Series Interests in an offering, the redemption price will be equal to eighty percent (80%) of the purchase price of the Series Interests being redeemed reduced by (i) the aggregate sum of distributions already paid to the Member with respect to such Series Interests, rounded down to the nearest cent, and (ii) the aggregate sum of distributions, if any, that are declared but unpaid with respect to such Series Interests subject to the redemption request.

●

For redemption requests made in the second twelve (12) months following the acquisition of Series Interests in an offering, the redemption price will be equal to ninety percent (90%) of the purchase price of the Series Interests being redeemed, which will not be reduced by the aggregate sum of distributions, if any, that have been paid with respect to such Series Interests prior to the date of the redemption request or have been declared by the Managing Member but are unpaid with record dates during the period between the redemption request date and the redemption date.

●

For redemption requests made thereafter, the redemption price will be equal to one-hundred percent (100%) of the purchase price of the Series Interests being redeemed and will similarly not be reduced by paid or declare but unpaid distributions.

●	Among other limitations detailed in the Operating Agreement, Members in the aggregate are limited to redemption requests of up to ten percent (10%) of the Series then cash flow.

The Managing Member may in its sole discretion, amend, suspend, or terminate the redemption plan at any time without prior notice, including to protect the Series’ operations and non-redeemed Members, to prevent an undue burden on the Series’ liquidity, to maintain the Company’s tax status, to comply with federal securities laws and regulations, or for any other reason. See “Risk Factors–The redemption plan offered by each Series is limited and may be amended, suspended or terminated by the Managing Member at any time.”

Voting Rights

Investors have limited voting rights, and substantial powers are delegated to our Managing Member under Section 5.1 of the company’s Operating Agreement for which a vote of the Series Interest holders is not required.

A holder of a Series Interest is entitled to one vote per Series Interest on any and all matters submitted for the consent or approval of members generally. No separate vote or consent of the holders of Series Interests of a specific Series will be required for the approval of any matter, except for matters specified in the Series Designation of such Series.

For each existing Series, the affirmative vote of the holders of not less than a majority of the Series Interests of the Series then outstanding will be required for: (a) any amendment to the Operating Agreement (including the Series Designation) that would adversely change the rights of such Series Interests; (b) mergers, consolidations or conversions of such Series or the company; and (c) all such other matters as the Managing Member, in its sole discretion, determines will require the approval of the holders of the outstanding Series Interests of such Series voting as a separate class.

The affirmative vote of at least two thirds of the total votes that may be cast by all outstanding Series Interests, voting together as a class, may elect to remove the Managing Member at any time if the Managing Member is found by a non-appealable judgment of a court of competent jurisdiction to have committed fraud in connection with a Series or the company and which has a material adverse effect the company. If the Managing Member is so removed, the members, by a plurality vote, may appoint a replacement managing member or approve the liquidation and termination of the company and each Series in accordance with the provisions of Article XI of the Operating Agreement. In the event of the resignation of the Managing Member, the Managing Member will nominate a successor Managing Member and the vote of a majority of the outstanding Series Interests will be required to elect such successor Managing Member. The Managing Member will continue to serve as the Managing Member of the company until such date as a successor Managing Member is so elected.

Confidential Information

The purpose of Article XIV of the Operating Agreement is to protect confidential information of the company that would be available to Series Interest holders but not subject to disclosure under federal securities laws or otherwise publicly available. Such information would include personal information of other investors held by the company, personal information provided in connection with bookings, and other information in the books and records of the company that is not public and to which a Series Interest holder requests and receives access. Note, this confidentiality obligation does not extend to disclosures which are required by law or to which the Managing Member consents.

Reports to Members

The Managing Member must keep appropriate books and records with respect to the business of the company and each Series business. The books of the company will be maintained, for tax and financial reporting purposes, on an accrual basis in accordance with U.S. GAAP, unless otherwise required by applicable law or other regulatory disclosure requirement. For financial reporting purposes and tax purposes, the fiscal year and the tax year are the calendar year, unless otherwise determined by our Managing Member in accordance with the Internal Revenue Code.

Except as otherwise set forth in the applicable Series Designation, within 120 calendar days after the end of the fiscal year and 90 calendar days after the end of the semi-annual reporting date, the Managing Member must use its commercially reasonable efforts to circulate to each Member electronically by e-mail or made available via an online platform:

●	a financial statement of each Series prepared in accordance with U.S. GAAP, which includes a balance sheet, profit and loss statement and a cash flow statement; and

●	confirmation of the number of Series Interests in each Series outstanding as of the end of the most recent fiscal year;

provided, that notwithstanding the foregoing, if the company or any Series is required to disclose financial information pursuant to the Securities Act or the Exchange Act (including without limitations periodic reports under the Exchange Act or under Rule 257 under Regulation A of the Securities Act), then compliance with such provisions will be deemed compliance with the above requirements and no further or earlier financial reports shall be required to be provided to the Economic Members of the applicable Series with such reporting requirement.

Your IRS Form 1099-DIV tax information (and 1099-B tax information, if required), is expected to be provided by January 31 of the year following each taxable year.

Our Managing Member intends to file with the Commission periodic reports as required by applicable securities laws.

Under the Securities Act, the company must update this Offering Circular upon the occurrence of certain events, such as asset acquisitions. The company will file updated offering circulars and offering circular supplements with the Commission. The company is also subject to the informational reporting requirements of the Exchange Act that are applicable to Tier 2 companies whose securities are qualified pursuant to Regulation A, and accordingly, the company will file annual reports, semiannual reports and other information with the Commission. In addition, the company plans to provide Series Interest holders with periodic updates, including offering circulars, offering circular supplements, pricing supplements, information statements and other information.

The company will provide such documents and periodic updates electronically by email or made available through the company’s platform.

Distribution Upon Liquidation of a Series

Subject to the terms of Article XI of the Operating Agreement and any specific Series Designation, any amounts available for distribution following the liquidation of a Series, net of any fees, costs and liabilities (as determined by the Managing Member in its sole discretion), will be applied and distributed 100% to the members on a pro rata basis (which, for the avoidance of doubt, may include the Managing Member and its Affiliates if they hold Series Interests).

Other Rights

Holders of Series Interests will have no conversion, exchange, sinking fund, appraisal rights, no preemptive rights to subscribe for any securities of the company and no preferential rights to distributions of Series Interests.

Forum Selection Provisions

The company’s Operating Agreement and Subscription Agreement each include a forum selection provision that requires any suit, action, or proceeding seeking to enforce any provision of or based on any matter arising out of or in connection with the Operating Agreement or the transactions contemplated thereby, excluding matters arising under the federal securities laws, be brought in state or federal court of competent jurisdiction located within the State of California.

This forum selection provision may limit investors’ ability to bring claims in judicial forums that they find favorable to such disputes and may discourage lawsuits with respect to such claims.

ONGOING REPORTING AND SUPPLEMENTS TO THIS OFFERING CIRCULAR

The company will be required to make annual and semi-annual filings with the SEC. The company will make annual filings on Form 1-K, which will be due by the end of April each year and will include audited financial statements for the previous fiscal year. The company will make semi-annual filings on Form 1-SA, which will be due by September 28 each year, which will include unaudited financial statements for the six months ended June 30. The company will also file a Form 1-U to announce important events such as the loss of a senior officer, a change in auditors, or certain types of capital-raising. The company will be required to keep making these reports unless it files a Form 1-Z to exit the reporting system, which it will only be able to do if it has less than 300 holders of record and has filed at least one Form 1-K.

At least every 12 months, the company will file a post-qualification amendment to the Offering Statement (or post-qualification amendment) of which this Offering Circular forms a part, to include the company’s recent financial statements.

The company may supplement the information in this Offering Circular by filing a Supplement with the SEC.

All these filings will be available on the SEC’s EDGAR filing system. You should read all the available information before investing.

Accounting Pronouncements

Under Section 107 of the JOBS Act, we are permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This permits us to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these consolidated financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

Implications of Being an Emerging Growth Company

The company is not subject to the ongoing reporting requirements of the Exchange Act because the company is not registering its securities under the Exchange Act. Rather, the company will be subject to the more limited reporting requirements under Regulation A, including the obligation to electronically file:

●

annual reports (including disclosure relating to our business operations for the preceding two fiscal years, or, if in existence for less than two years, since inception; related party transactions; beneficial ownership of the issuer’s securities; executive officers and directors and certain executive compensation information; management’s discussion and analysis (“MD&A”) of the issuer’s liquidity, capital resources, and results of operations; and two years of audited financial statements),

●	semiannual reports (including disclosure primarily relating to the issuer’s interim financial statements and MD&A) and

●	current reports for certain material events.

In addition, at any time after completing reporting for the fiscal year in which the company’s Offering Statement was qualified, if the securities of any such class to which this Offering Statement relates are held of record by fewer than 300 persons and offers or sales are not ongoing, the company may suspend its ongoing reporting obligations under Regulation A for such class of securities immediately upon filing with the SEC an exit report on Form 1-Z.

If the company becomes a public reporting company in the future, it may determine to satisfy its ongoing public reporting obligation as an “emerging growth company” (as defined in the Jumpstart Our Business Startups Act of 2012, (“JOBS Act”) under the reporting rules set forth under the Exchange Act. For so long as the company remains an “emerging growth company,” the company may take advantage of certain exemptions from various reporting requirements that are applicable to other Exchange Act reporting companies that are not “emerging growth companies,” including but not limited to:

●	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

●	taking advantage of extensions of time to comply with certain new or revised financial accounting standards;

●	being permitted to comply with reduced disclosure obligations regarding executive compensation in the company’s periodic reports and proxy statements; and

●	being exempt from the requirement to hold a non-binding advisory vote on executive compensation and Series Interest holders approval of any golden parachute payments not previously approved.

If the company becomes a public reporting company in the future, it expects to take advantage of these reporting exemptions until it is no longer an emerging growth company. The company would remain an “emerging growth company” until the market value of its Series Interests that are held by non-affiliates exceeds $700 million as of any June 30, in which event the company would cease to be an “emerging growth company” as of the following December 31.

If the company does not become a public reporting company under the Exchange Act for any reason, the company will be required to publicly report on an ongoing basis under the reporting rules set forth in Regulation A for Tier 2 issuers. The ongoing reporting requirements under Regulation A are more relaxed than for “emerging growth companies” under the Exchange Act. The differences include, but are not limited to, being required to file only annual and semi-annual reports, rather than annual and quarterly reports. Annual reports are due within 120 calendar days after the end of the issuer’s fiscal year, and semi-annual reports are due within 90 calendar days after the end of the first six months of the issuer’s fiscal year.

In either case, the company will be subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not “emerging growth companies,” and its Series Interest holders could receive less information than they might expect to receive from more mature public companies.

Certain of these reduced reporting requirements and exemptions are also available to us due to the fact that the company may also qualify, once listed, as a “smaller reporting company” under the Commission’s rules. For instance, smaller reporting companies are not required to obtain an auditor attestation on their assessment of internal control over financial reporting; are not required to provide a compensation discussion and analysis; are not required to provide a pay-for-performance graph or CEO pay ratio disclosure; and may present only two years of audited financial statements and related MD&A disclosure.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain material U.S. federal income tax considerations relating to the acquisition, holding, and disposition of the Series Interests. This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), the current and temporary regulations promulgated by the U.S. Treasury Department (the “Treasury Regulations”), current administrative interpretations and practices of the Internal Revenue Service (the “IRS”) (including administrative interpretations and practices expressed in private letter rulings which are binding on the IRS only with respect to the particular taxpayers who requested and received those rulings) and judicial decisions, all as currently in effect and all of which are subject to differing interpretations or to change, possibly with retroactive effect. Future legislation, regulations, administrative interpretations and court decisions could change current law or adversely affect existing interpretations of current law, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain a position contrary to any of the tax considerations described below. No advance ruling has been or will be sought from the IRS regarding any matter discussed in this summary. The summary is also based upon the assumption that the operation of each Series will be in accordance with its applicable organizational documents and as described in this Offering Circular.

Except as explicitly set forth below, this discussion is limited to U.S. Holders (defined below) who hold the Series Interests as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). Because this section is a summary, it does not address all aspects of taxation that may be relevant to particular holders in light of their personal investment or tax circumstances, or to certain types of holders that are subject to special treatment under the U.S. federal income tax laws, such as insurance companies, tax-exempt or governmental organizations, financial institutions or broker-dealers, non-U.S. individuals and corporations, U.S. expatriates, persons who mark-to-market the Series Interests, subchapter S corporations, partnerships or other entities treated as pass-through entities for U.S. federal income tax purposes, U.S. Holders whose functional currency is not the U.S. dollar, regulated investment companies and REITs, trusts and estates, holders who receive the Series Interests through the exercise of compensatory options or otherwise as compensation, persons holding the Series Interests as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated investment, persons subject to the alternative minimum tax provisions of the Code, persons holding the Series Interests through a partnership or similar pass-through entity, and persons holding a 10% or more (by vote or value) beneficial interest in the Series Interests.

Except as explicitly set forth below, this section addresses only certain U.S. federal income tax considerations, and does not address state, local, non-U.S., or non-income tax considerations. The statements in this section are based on the current U.S. federal income tax laws, are for general information purposes only and are not tax advice. New laws, interpretations of law, regulations. or court decisions, any of which may take effect retroactively, could cause one or more statements in this section to be inaccurate.

As used herein, the term “U.S. Holder” means a beneficial owner of Series Interests that is for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●

a corporation (or any other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any state or political subdivision thereof or the District of Columbia;

●	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

●

a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code) control all of the substantial decisions of the trust or if a valid election is in place under the applicable Treasury Regulations to treat the trust as a United States person.

If an entity treated as a partnership for U.S. federal income tax purposes is an owner of the Series Interests, the U.S. tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership. A holder of Series Interests that is a partnership and partners in such partnership should consult their own tax advisors regarding the U.S. federal income tax consequences of acquiring, holding and disposing of the Series Interests.

THE TAX CONSEQUENCES TO ANY PARTICULAR HOLDER OF ACQUIRING, HOLDING AND DISPOSING OF THE SERIES INTERESTS WILL DEPEND ON THE HOLDER’S PARTICULAR TAX CIRCUMSTANCES. YOU ARE URGED TO CONSULT YOUR TAX ADVISOR REGARDING THE U.S. FEDERAL, STATE, LOCAL, AND NON-U.S. INCOME AND OTHER TAX CONSEQUENCES TO YOU, IN LIGHT OF YOUR PARTICULAR INVESTMENT OR TAX CIRCUMSTANCES, OF ACQUIRING, HOLDING, AND DISPOSING OF THE SERIES INTERESTS.

General

Here Collection LLC is organized as a Delaware series limited liability company. We intend to treat each Series as a separate entity for U.S. federal income tax purposes. In addition, we intend that each Series will elect to be treated for U.S. federal tax purposes as a corporation, and the discussion below assumes that each Series will be so treated.

Distributions

Distributions made with respect to the Series Interests will be treated as dividends to the extent of the current and accumulated earnings and profits of the Series as determined for U.S. federal income tax purposes. Dividends are ordinary income, but dividends received by a non-corporate U.S. Holder may qualify for a reduced rate of federal income tax as “qualified dividend income” if certain holding period requirements are satisfied. Qualified dividend income is taxed at the rates applicable to long-term capital gains, including a maximum U.S. federal income tax rate of 20%. Dividends received by a corporate U.S. Holder may be eligible for the corporate dividends-received deduction if certain holding periods are satisfied.

Any distributions in excess of a Series’ current and accumulated earnings and profits will not be taxable to a U.S. Holder to the extent that the distributions do not exceed the U.S. Holder’s adjusted tax basis in the Series Interests, but rather will reduce the adjusted tax basis of such Series Interests. To the extent that such distributions exceed the U.S. Holder’s adjusted tax basis in the Series Interests, such distributions will be included in income as capital gain.

Sale, Exchange, or other Taxable Disposition

Upon the sale, exchange, or other taxable disposition of the Series Interests, a U.S. Holder generally will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized upon the sale, exchange, or other taxable disposition and the U.S. Holder’s adjusted tax basis in the Series Interests. The amount realized by the U.S. Holder will include the amount of any cash and the fair market value of any other property received upon the sale, exchange, or other taxable disposition of the Series Interests. A U.S. Holder’s tax basis in a Series Interest generally will be equal to the cost of acquiring the Series Interest to such U.S. Holder, which may be adjusted for certain subsequent events (for example, if the U.S. Holder receives a non-dividend distribution, as described above). Gain or loss realized on the sale, exchange, or other taxable disposition of the Series Interests generally will be capital gain or loss and will be long-term capital gain or loss if the Series Interests have been held for more than one year. Net long-term capital gain recognized by an individual U.S. Holder is generally taxed at preferential rates. The ability of U.S. Holders to deduct capital losses is subject to limitations under the Code.

Net Investment Income Tax

Individuals, trusts and estates with income exceeding certain thresholds are also subject to a 3.8% tax on net investment income. Distributions included in income (whether as dividends or capital gains) and any gain on the sale, exchange or otherwise taxable disposition of the Series Interests will be included in net investment income for purposes of the 3.8% tax.

Tax Withholding

A Series may be required in certain circumstances to apply backup withholding on dividends, distributions, and redemption proceeds payable to any holder (including a U.S. Holder) that fails to timely provide the Company with its correct taxpayer identification number or to make required certifications. Backup withholding is not an additional tax and any amount withheld may be refunded or credited against the U.S. Holder’s federal income tax liability, provided that a return is timely and properly filed with the IRS. Backup withholding will not be applied to payments subject to the 30% withholding tax described in the prior paragraph.

Under legislation commonly known as “FATCA,” a Series will be required to withhold U.S. federal income tax at the rate of 30% on distributions treated as dividends for tax purposes unless the recipient timely provides proper certifications on a valid IRS Form W-8 or W-9. Withholding under FATCA generally applies to certain “foreign financial institutions” and “non-financial foreign entities.” Withholding will not apply to a U.S. Holder that timely provides a valid IRS Form W-9.

If we determine withholding is required with respect to a distribution or payment, we will withhold tax at the applicable statutory rate, and we will not pay any additional amounts in respect of such withholding.

LEGAL MATTERS

The validity of the issuance of the Series Interests of the Series offered by this Offering Circular will be passed upon for us by Goodwin Procter LLP, New York, New York.

EXPERTS

Our financial statements for December 31, 2021 and for the period of June 15, 2021 (Inception) through December 31, 2021 included in this offering circular have been audited by BF Borgers CPA PC, an independent registered public accounting firm, as stated in its report appearing herein. Such financial statements have been so included in reliance upon the report of such firm given upon its authority as an expert in accounting and auditing.

ADDITIONAL INFORMATION

We have filed with the SEC an Offering Statement under the Securities Act on Form 1-A regarding this offering. This Offering Circular, which is part of the Offering Statement, does not contain all the information set forth in the Offering Statement and the exhibits related thereto filed with the SEC, reference to which is hereby made. Upon the qualification of the Offering Statement, we will be subject to the informational reporting requirements of Regulation A, and accordingly, we will file annual reports, semi-annual reports and other information with the SEC. The SEC maintains a website at www.sec.gov that contains reports, information statements and other information regarding issuers that file with the SEC.

The information incorporated by reference herein is an important part of the Offering Statement and this Offering Circular. The following documents previously filed with the SEC are incorporated by reference into this Offering Statement and this Offering Circular:

●our Form 1-SA for the Semi-annual Period Ended June 30, 2022

●our Form 1-K for the Fiscal Year Ended December 31, 2021

●our Current Reports on Form 1-U filed with the SEC on October 11, 2022, December 2, 2022 and February 17, 2023.

You may also request a copy of these filings at no cost, by writing, emailing or telephoning us at:

Here Collection LLC
1111 Brickell Ave, 10th Floor
Miami, FL 33131
www.here.co
(407) 553-2453

Within 120 days after the end of each fiscal year we will provide to holders of our Series Interests an annual report. The annual report will contain audited financial statements and certain other financial and narrative information that we are required to provide to holders of our Series Interests. See “Series Interests Being Offered – Reports to Members” for information regarding reports we are required to provide to holders of our Series Interests.

We also maintain a website at www.here.co, where there may be additional information about our business, but the contents of that site are not incorporated by reference in or otherwise a part of this Offering Circular.

HERE COLLECTION LLC

FINANCIAL STATEMENTS

Index to Financial Statements

Audited Financial Statements

Pro Forma Financial Statements

Unaudited Semi-Annual Financial Statements

The financial statements as of June 30, 2022 contained in the company’s semi-annual report on Form 1-SA, as filed on September 28, 2022 with the Securities and Exchange Commission, are incorporated by reference herein.

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of Here 001 LLC

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Here 001 LLC (the “Company”) as of December 31, 2021, the related statement of operations, stockholders’ equity (deficit), and cash flows for the period June 15, 2021 (Inception) through December 31, 2021 and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the period June 15, 2021 (Inception) through December 31, 2021, in conformity with accounting principles generally accepted in the United States.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company’s significant operating losses raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/S/ BF Borgers CPA PC

BF Borgers CPA PC

We have served as the Company’s auditor since 2021

Lakewood, CO

April 21, 2022

HERE COLLECTION LLC

BALANCE SHEET

December 31, 2021
Assets
Current assets:
Cash	$-
Total current assets	-

Total assets	$-

Liabilities and Member’s Deficit
Current liabilities:
Related party advances	$230
Total current liabilities	230

Commitments and contingencies (Note 3)

Member’s deficit	(230)
Total member’s deficit	(230)
Total liabilities and member’s deficit	$-

See accompanying notes to financial statements.

HERE COLLECTION LLC

STATEMENT OF OPERATIONS

For the Period from Inception (June 15, 2021) to December 31, 2021

Revenues	$-

Operating Expenses:
General and administrative	230
Total operating expenses	230

Net loss	$(230)

See accompanying notes to financial statements.

HERE COLLECTION LLC

STATEMENT OF MEMBER’S DEFICIT

Total Member’s Deficit
Balance at June 15, 2021 (Inception)	$-
Net loss	(230)
December 31, 2021	$(230)

See accompanying notes to financial statements.

HERE COLLECTION LLC

STATEMENT OF CASH FLOWS

For the Period from Inception (June 15, 2021) to December 31, 2021

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(230)
Net cash used in operating activities	(230)

CASH FLOWS FROM INVESTING ACTIVITIES:
Net cash used in investing activities	-

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from related party advances	230
Net cash provided by financing activities	230

Change in cash	-
Cash, beginning of period	-
Cash, end of period	$-

Supplemental disclosures of cash flow information:
Cash paid for interest	$-
Cash paid for income taxes	$-

See accompanying notes to financial statements.

HERE COLLECTION LLC

NOTES TO FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND NATURE OF OPERATIONS

Arrive Collection LLC was formed on June 15, 2021 (“Inception”) in the State of Delaware. On July 6, 2021, an amendment to the Certificate of Formation was filed to change the name of the entity to Here 001 LLC. On January 11, 2022, another amendment was file to change the name of the entity to Here Collection LLC. The financial statements of Here Collection LLC (which may be referred to as the “Company”, “we,” “us,” or “our”) are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Company’s headquarters are located in Miami, Florida.

Here Collection LLC is an investment vehicle which intends to enable investors to own fractional ownership of a specific vacation rental property. This lowers the cost-of-entry and minimizes the time commitment for real estate investing. An investment in the Company entitles the investor to the potential economic and tax benefits normally associated with direct property ownership, while requiring no investor involvement in asset or property management.

Going Concern and Management’s Plans

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The Company is newly formed and has not generated revenue from operations. The Company will require additional capital until revenue from operations are sufficient to cover operational costs. These matters raise substantial doubt about the Company’s ability to continue as a going concern.

During the next 12 months, the Company intends to fund operations through member advances and debt and/or equity financing. There are no assurances that management will be able to raise capital on terms acceptable to the Company.  If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development and operations, which could harm its business, financial condition and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (“US GAAP”).

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

HERE COLLECTION LLC

NOTES TO FINANCIAL STATEMENTS

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1	- Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2	- Include other inputs that are directly or indirectly observable in the marketplace.

Level 3	- Unobservable inputs which are supported by little or no market activity.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2021. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values due to their short-term nature.

Risks and Uncertainties

The Company has a limited operating history and has not generated revenue from intended operations.  The Company’s business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company’s control could cause fluctuations in these conditions, including but not limited to: recession, downturn or otherwise; government policies surrounding tenant rights; local ordinances where properties reside as a result of the coronavirus pandemic; travel restrictions; changes in the real estate market; and interest-rate fluctuations. Adverse developments in these general business and economic conditions could have a material adverse effect on the Company’s financial condition and the results of its operations.

On January 20, 2020, the World Health Organization declared the coronavirus outbreak a “Public Health Emergency of International Concern” and on March 10, 2020, declared it to be a pandemic. Actions taken around the world to help mitigate the spread of the coronavirus include restrictions on travel, and quarantines in certain areas, and forced closures for certain types of public places and businesses. The coronavirus and actions taken to mitigate it have had and are expected to continue to have an adverse impact on the economic and financial markets of many countries, including the geographical area in which the Company operates. Measures taken by various governments to contain the virus have affected economic activity. Due to the Company’s recent formation, the impact on our business and results has not been significant. We will continue to follow the various government policies and advice, and, in parallel, we will do our utmost to continue our operations in the best and safest way possible without jeopardizing the health or our stakeholders.

Long-term decreased demand in the travel and rental housing industry would adversely affect our business model. Demand for rental and vacation housing is tied to the broader economy and factors outside the Company’s control. Should factors such as COVID-19 pandemic result in continued loss of general economic activity, we would experience a slower growth rate in demand for our products and services.

HERE COLLECTION LLC

NOTES TO FINANCIAL STATEMENTS

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenue in accordance with Accounting Standards Codification (“ASC”) 606 Revenue from Contracts with Customers. The Company will determine revenue recognition through the following steps:

●	Identification of a contract with a customer;

●	Identification of the performance obligations in the contract;

●	Determination of the transaction price;

●	Allocation of the transaction price to the performance obligations in the contract; and

●	Recognition of revenue when or as the performance obligations are satisfied.

Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. No revenue has been generated to date.

Income Taxes

The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company’s taxable income. The Company will pay state income taxes at reduced rates.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy.  Balances are insured by the Federal Deposit Insurance Corporation up to $250,000.  At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021. Early adoption is permitted. The Company is currently evaluating the impact on its financial statements.

The Financial Accounting Standards Board (“FASB”) issues Accounting Standard Updates (“ASU”) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. The Company believes those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to the Company or (iv) are not expected to have a significant impact on the Company.

HERE COLLECTION LLC

NOTES TO FINANCIAL STATEMENTS

NOTE 3 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

NOTE 4 – RELATED PARTY TRANSACTIONS

During the period ended December 31, 2021, the Company’s member advanced $230 to pay for initial formation costs. These advances are non-interest bearing and are due on demand.

NOTE 5 – MEMBER’S DEFICIT

The Company accounts for membership units as a percentage. As of December 31, 2021, the Company only has one member, its Managing Member. Allocation of income, losses, and voting is based on the percentages held by holder.

The Managing Member of the Company may, at any time and from time to time cause the Company to establish in writing (each, a “Series Designation”) one or more series as such term is used under Section 18-215 of the Delaware Act (each a “Series”). The Series Designation shall relate solely to the Series established thereby and shall not be construed: (i) to affect the terms and conditions of any other Series, or (ii) to designate, fix or determine the rights, powers, authority, privileges, preferences, duties, responsibilities, liabilities and obligations in respect of Shares associated with any other Series, or the Members associated therewith. The terms and conditions for each Series shall be as set forth in the operating agreement and the Series Designation, as applicable, for the Series.

On August 1, 2021, the Company established Series #1 for the purpose of acquiring the property at 1989 Loraine Rd., Largo, FL 33774 from Here Acquisitions, a related party. Concurrently, the Company has entered into a Property Management Agreement with Here PM, another related party, to manage the property under Series #1. Under the agreement, the Company will pay Here PM a monthly fee equal to 10% of the gross receipts for the rental of the property. As of December 31, 2021, the property had not been acquired from Here Acquisitions as the purchase is contingent upon the closing of an initial offering of the Company’s membership interests. See Note 6.

NOTE 6 – SUBSEQUENT EVENTS

On March 11, 2022, the company established Here Collection LLC – Series #2, a Series of Here Collection LLC. The Series seeks to invest in the Series #2 Asset in accordance with the terms and conditions of the Amended and Restated Operating Agreement, dated January 28, 2022, of Here Collection LLC. The Series Assets of Series #2 shall compromise a residential property located at 335 Maple Ridge Dr, Big Bear, CA 92314, which will be acquired by Series #2 upon the close of the Initial Offering and any assets and liabilities associated with such asset and such other assets and liabilities acquired by Series #2. The maximum number of Series #2 Interests the Company can issue is 449,444. Concurrently, the company has entered into a Property Management Agreement with Here PM, another related party, to manage the property under Series #2. Under the agreement, the company will pay Here PM a monthly fee equal to 25% of the gross receipts for the rental of the property. Financial information for this entity is not currently available.

On March 28, 2022, Here Collection LLC – Series #1 closed its offering and issued 389,340 in interests, 3,894 of which were acquired by Here Investments LLC. See Note 5.

HERE COLLECTION LLC

NOTES TO FINANCIAL STATEMENTS

On March 30, 2022, the company established Here Collection LLC – Series #3, a Series of Here Collection LLC. The Series seeks to invest in the Series #3 Asset in accordance with the terms and conditions of the Amended and Restated Operating Agreement, dated January 28, 2022, of Here Collection LLC. The Series Assets of Series #3 shall compromise a residential property located at 1182 Ski Mountain Rd., Gatlinburg, TN 37738, which will be acquired by Series #3 upon the close of the Initial Offering and any assets and liabilities associated with such asset and such other assets and liabilities acquired by Series #3. The maximum number of Series #3 Interests the Company can issue is 393,939. Concurrently, the company has entered into a Property Management Agreement with Here PM, another related party, to manage the property under Series #3. Under the agreement, the company will pay Here PM a monthly fee equal to 25% of the gross receipts for the rental of the property. Financial information for this entity is not currently available.

On April 4, 2022, the property located 1989 Loraine Rd., Largo, FL 33774, see Note 5, was sold to Here Collection – Series #1 for $328,665, which represents repayment by the property of amounts due to Here Investments Inc, a related party, and Series #1 paid $34,417 to Here Investments LLC as a sourcing fee.

On April 6, 2022, the company established Here Collection LLC – Series #4, a Series of Here Collection LLC. The Series seeks to invest in the Series #4 Asset in accordance with the terms and conditions of the Amended and Restated Operating Agreement, dated January 28, 2022, of Here Collection LLC. The Series Assets of Series #4 shall compromise a residential property located at 4726 Avenida La Flora Desierta, Joshua Tree, CA 92252, which will be acquired by Series #4 upon the close of the Initial Offering and any assets and liabilities associated with such asset and such other assets and liabilities acquired by Series #4. The maximum number of Series #4 Interests the Company can issue is 568,723. Concurrently, the company has entered into a Property Management Agreement with Here PM, another related party, to manage the property under Series #4. Under the agreement, the company will pay Here PM a monthly fee equal to 30% of the gross receipts for the rental of the property. Financial information for this entity is not currently available.

On April 15, 2022, the company established Here Collection LLC – Series #5, a Series of Here Collection LLC. The Series seeks to invest in the Series #5 Asset in accordance with the terms and conditions of the Amended and Restated Operating Agreement, dated January 28, 2022, of Here Collection LLC. The Series Assets of Series #5 shall compromise a residential property located at 12610 Erin Lea Ln, Panama City Beach, FL 32407, which will be acquired by Series #5 upon the close of the Initial Offering and any assets and liabilities associated with such asset and such other assets and liabilities acquired by Series #5. The maximum number of Series #5 Interests the Company can issue is 545,833. Concurrently, the company has entered into a Property Management Agreement with Here PM, another related party, to manage the property under Series #5. Under the agreement, the company will pay Here PM a monthly fee equal to 25% of the gross receipts for the rental of the property. Financial information for this entity is not currently available.

The Company has evaluated subsequent events that occurred after December 31, 2021 through April 21, 2022, the date the financial statements were available to be issued. There have been no other events or transactions during this time which require adjustment or disclosure in these financial statements.

HERE COLLECTION LLC

UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

AS OF

DECEMBER 31, 2021

The following unaudited pro forma combined financial information presents the unaudited pro forma combined balance sheet and statement of operations based upon the combined historical financial statements of Here Collection, LLC (the “Company” or “Here Collection”), and all subsequent Series, after giving effect to the business combination between Here Collection, and all subsequent Series, and adjustments described in the accompany notes.

The unaudited pro forma combined balance sheets of Here Collection, LLC and all subsequent Series as of December 31, 2021, has been prepared to reflect the effects of the subsequent Series acquisitions as if each occurred on December 31, 2021. The unaudited pro forma consolidated statements of operations for period from June 15, 2021, the inception date of Here Collection, to December 31, 2021, combine the historical results and operations of all subsequent Series and the Company giving effect to the transaction as if it occurred on June 15, 2021.

The unaudited pro forma combined financial information should be read in conjunction with the audited financial statements of Here Collection LLC and the notes thereto. Additional information about the basis of presentation of this information is provided in Note 2 hereto.

The unaudited pro forma combined financial information was prepared in accordance with Article 11 of Regulation S-X. The unaudited pro forma adjustments reflecting the transaction have been prepared in accordance with business combination accounting guidance as provided in Accounting Standards Codification Topic 805, Business Combinations and reflect the preliminary allocation of the purchase price to the acquired assets and liabilities based upon the preliminary estimate of fair values, using the assumptions set forth in the notes to the unaudited pro forma combined financial information.

The unaudited pro forma combined financial information is provided for informational purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the transaction had been completed as of the dates set forth above, nor is it indicative of the future results or financial position of the combined company. The unaudited pro forma combined financial information also does not give effect to the potential impact of current financial conditions, any anticipated synergies, operating efficiencies or cost savings that may result from the transaction or any integration costs. Furthermore, the unaudited pro forma combined statements of operations do not include certain nonrecurring charges and the related tax effects which result directly from the transaction as described in the notes to the unaudited pro forma combined financial information.

HERE COLLECTION LLC

UNAUDITED COMBINED PRO FORMA BALANCE SHEET

DECEMBER 31, 2021

	Here Collection, LLC	Series #1	Series #2	Series #3	Series #4	Pro Forma Combined
Assets
Current assets:
Cash	$-	$715	$-	$-	$-	$715
Total current assets	-	715	-	-	-	715

Property, net	-	301,490	802,000	650,000	816,000	2,569,490
Intangible assets, net	-		4,812	3,900	4,896	13,608
Total assets	$-	$302,205	$806,812	$653,900	$820,896	$2,583,813

Liabilities and Member’s Deficit
Current liabilities:
Due to related parties	-	330,970	360,971	290,297	328,011	1,310,249
Related party advances	230					$230
Total current liabilities	230	330,970	360,971	290,297	328,011	1,310,479

Loan payable, net			481,200	390,000	530,400	1,401,600
Total liabilities	230	330,970	842,171	680,297	858,411	2,712,079

Members’ equity:
Member Contributions	$-					-
Member’s equity	$(230)	$(28,765)	$(35,359)	$(26,397)	$(37,515)	$(128,266)
Total member’s equity	(230)	(28,765)	(35,359)	(26,397)	(37,515)	(128,266)
Total liabilities and member’s equity	$-	$302,205	$806,812	$653,900	$820,896	$2,583,813

HERE COLLECTION LLC

UNAUDITED COMBINED PRO FORMA STATEMENT OF OPERATIONS

FOR THE PERIOD FROM INCEPTION (JUNE 15 TO DECEMBER 31, 2021)

	Here Collection, LLC	Series #1	Series #2	Series #3	Series #4	Pro Forma Combined
Rental Income	$-	$15,110	$-	$-	$-	$15,110
Total Revenue		15,110				15,110

Operating Expenses:
General and administrative	230	3,188				3,418
Depreciation		4,638	11,665	9,454	11,869	37,626
HOA	-			223		223
Insurance			1,020	715	645	2,380
Property taxes		1,180	3,225	1,300	3,509	9,214
Repair and maintenance		34,869				34,869
Utilities		859				859
Total operating expenses	230	43,875	15,910	11,691	16,023	84,311

Loss from operations	(230)	(28,765)	(15,910)	(11,691)	(16,023)	(72,619)

Other income
Interest expense			18,246	13,731	20,829	52,806
Amortization			1,203	975	663	2,841
Total other income (expense), net	-	-	(19,449)	(14,706)	(21,492)	(55,647)

Net loss	$(230)	$(28,765)	$(35,359)	$(26,397)	$(37,515)	$(128,266)

NOTE 1 – BASIS OF PRESENTATION

The historical financial information has been adjusted to give pro forma effect to events that are (i) directly attributable to the transaction, (ii) transactions with supportable evidence, and (iii) with respect to the unaudited pro forma combined balance sheets and unaudited pro forma combined statements of operations, expected to have a continuing impact on the combined results.

The balance sheet as of December 31, 2021 and statements of operations for period from inception, June 15, 2021 to December 31, 2021 of Series #1 noted above as presented in the unaudited pro forma financial statements above, represents the historical amounts of the property acquired by Series #1 subsequent to December 31, 2021, 1989 Loraine Rd. Series #1 was owned by a related party and amounts above reflect the financial statements of 1989 Loraine. Each of the other Series properties are currently owner-occupied properties and there is no historical rental or operating history to form a basis of inclusion in the above proforma combined statements. Amounts set forth above for these other properties are based on operating quotes and historical property tax values presented at the time of these financials. Furthermore, the company has assumed that the property was acquired by the relevant Series prior to the close of the initial offerings for such Series and that the purchase price of each such property was funded in part with third-party financing described in Note 2 and the balance with related party financing on the terms described in Note 3. The properties and the associated loan fees for the building financing are listed at cost on the balance sheet as of Dec 31, 2021. Depreciation and amortization expense is recognized using the straight-line method over the estimated useful life of each asset on the statement of operations for the period from inception June 15, 2021 to December 31, 2021. The property buildings are depreciated over 27.5 year and the loan fees are amortized over 2 years.

NOTE 2 – DESCRIPTION OF TRANSACTIONS

On August 1, 2021, the company established Here Collection LLC – Series #1, a Series of Here Collection LLC. The Series Assets of Series #1 shall comprise a residential property located at 1989 Loraine Rd., Largo, FL 33774, which, as of and for the period presented in the unaudited pro forma financial statements, would be acquired by Series #1 upon the close of the initial offering by Series #1. On April 4, 2022, the property located 1989 Loraine Rd., Largo, FL 33774, was sold to Here Collection – Series #1 for $328,665, which represents repayment by the property of amounts due to Here Investments Inc., a related party, including the original purchase price that Here Investments Inc. paid to acquire the property, and Series #1 paid $34,417 to Here Investments LLC as a sourcing fee.

On March 11, 2022, the company established Here Collection LLC – Series #2, a Series of Here Collection LLC. The Series Assets of Series #2 shall comprise a residential property located at 335 Maple Ridge Dr, Big Bear, CA 92314, which, as of and for the period presented in the unaudited pro forma financial statements, would be acquired by Series #2 upon the close of the initial offering by Series #2. HCO 1 LLC, an affiliate of Here entered into the Big Bear Purchase Agreement to acquire the Big Bear Property and all furnishings from a third party seller on February 27, 2022, for approximately $802,000. It intends to assign the purchase agreement to Series #2 and Series #2 is expected to finance $481,200 of the purchase prices with a mortgage from Certain Lending, Inc, incurring an additional $4,812 in loan fees and additional costs.

On March 30, 2022, the company established Here Collection LLC – Series #3, a Series of Here Collection LLC. The Series Assets of Series #3 shall comprise a residential property located at 1182 Ski Mountain Rd., Gatlinburg, TN 37738, which, as of and for the period presented in the unaudited pro forma financial statements, would be acquired by Series #3 upon the close of the initial offering by Series #3. HCO 1 LLC, an affiliate of Here entered into the Gatlinburg Purchase Agreement to acquire the Gatlinburg Property from a third party seller on March 10, 2022, for $650,000. It intends to assign the purchase agreement to Series #3 and Series #3 is expected to finance $390,000 of the purchase prices with a mortgage from Certain Lending, Inc., incurring an additional $3,900 in loan fees and additional costs.

On April 6, 2022, the company established Here Collection LLC – Series #4, a Series of Here Collection LLC. The Series Assets of Series #4 shall comprise a residential property located at 4726 Avenida La Flora Desierta, Joshua Tree, CA 92252, which, as of and for the period presented in the unaudited pro forma financial statements, would be acquired by Series #4 upon the close of the initial offering by Series #4. HCO 1 LLC, an affiliate of Here entered into the Joshua Tree Purchase Agreement (as defined below) to acquire the Joshua Tree Property from a third party seller on April 4, 2022, for $816,000. It intends to assign the purchase agreement to Series #4 and Series #4 is expected to finance $530,400 of the purchase prices with a mortgage from Certain Lending, Inc., as discussed below, incurring an additional $4,896 in loan fees and additional costs.

For Series property acquisitions, it is intended that the company will follow the acquisition mechanics outlined below and in the Offering Circular.

NOTE 3 – ACQUISITION MECHANICS

Generally, the company and Here intends to arrange for the purchase of a specific residential property either directly by the Series or by Here or one of its wholly owned subsidiaries, as described below:

If the Here or one of its subsidiaries purchased the property directly, then, after the relevant Series has obtained sufficient financing, it would sell the property to that Series for an amount equal to the original purchase price (including closing costs) plus holding costs, renovation costs and furnishing expenses incurred by Here prior to the sale to the Series.

In cases where Here identifies and intends to have the Series purchase that property directly from a third party Seller, it would use the proceeds of the offering for that Series to purchase the property and may finance a portion of the purchase price with a mortgage or other third party financing. If the purchase agreement for the property does not include a financing condition or the financing contingency has expired and the closing for the property occurs prior to sufficient minimum proceeds being received, Here or an affiliate may provide a loan to the Series to finance all or part of the purchase price of the property that would be repaid with the proceeds of the offering.

Intercompany loans between Here or an affiliate of Here, on the one hand, and a Series, on the other hand, would generally have the following terms:

Interest: Interest will accrue on amounts outstanding under the loan at an annual fixed rate, simple interest, and would be payable upon maturity or upon full prepayment of the loan.

Security: The loan would be unsecured.

Default: Notwithstanding anything to the contrary in the agreement, if the borrower defaults in the performance of any obligation under the agreement, then the lender may declare the principal amount owing and interest due under the agreement at that time to be immediately due and payable.

Prepayment penalty: None

The company and Here reserves the right to adjust the acquisition mechanics described above at its discretion.